     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1997

                                                        REGISTRATION NO. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              FULCRUM DIRECT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                           05-0482699                             5961
  (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER              (PRIMARY STANDARD INDUSTRIAL
   INCORPORATION OR ORGANIZATION)           IDENTIFICATION NO.)             CLASSIFICATION CODE NUMBER)

                              4321 FULCRUM WAY NE
                           RIO RANCHO, NM 87124-8447
                            TELEPHONE: 505-867-7000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                            MR. MICHAEL G. LEDERMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              FULCRUM DIRECT, INC.
                              4321 FULCRUM WAY NE
                           RIO RANCHO, NM 87124-8447
                            TELEPHONE: 505-867-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                FREDERICK TANNE, ESQ.                               JULIA L. DAVIDSON, ESQ.
                  KIRKLAND & ELLIS                                    COOLEY GODWARD LLP
                153 EAST 53RD STREET                             5 PALO ALTO SQUARE, 4TH FLOOR
              NEW YORK, NEW YORK 10022                                PALO ALTO, CA 94306
               TELEPHONE: 212-446-4800                              TELEPHONE: 415-857-0663

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                                          PROPOSED          PROPOSED
                                                                          MAXIMUM           MAXIMUM          AMOUNT OF
              TITLE OF EACH CLASS OF                  AMOUNT TO BE     OFFERING PRICE      AGGREGATE        REGISTRATION
            SECURITIES TO BE REGISTERED              REGISTERED(1)      PER SHARE(2)   OFFERING PRICE(2)        FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share............  2,875,000 Shares       $12.00        $34,500,000         $10,455
===========================================================================================================================

(1) Includes 375,000 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT REFERRING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 10, 1997

PROSPECTUS
----------------

                                2,500,000 SHARES

                                     [LOGO]

                              FULCRUM DIRECT, INC.

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being offered by the Company.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion relating to the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol FLCM.

                               ------------------

               THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS," COMMENCING ON PAGE 7.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=================================================================================================

                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC            DISCOUNTS(1)          COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
=================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $650,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about             , 1997 at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT& QUIST

                  PAINEWEBBER INCORPORATED

                                                   ROBERTSON, STEPHENS & COMPANY

          , 1997

                               [PICTURES TO COME]

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent public accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     After the Stork(R), Playclothes(TM), Little Feet(TM), SunSkins(TM) and Discount Direct(TM) are trademarks of the Company. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors." The Company uses a 52- to 53-week fiscal year ending the Saturday nearest to December 31, and all references in this Prospectus to "fiscal year" refer to the year ended on that day. The fiscal years ended December 28, 1996 and December 30, 1995 both include 52 weeks. The fiscal year ended December 31, 1994 refers to the period from inception on March 16, 1994 through December 31, 1994.

     Fulcrum Direct, Inc. ("Fulcrum" or the "Company") is a leading direct marketer of proprietary children's apparel brands, including After the Stork, Playclothes, Little Feet, SunSkins and Discount Direct. Fulcrum's strategy is to continue to rapidly increase its market penetration by building a portfolio of brands targeting distinct segments of the children's apparel market. Fulcrum seeks to maximize the potential of each of its brands, introduce new brands and pursue strategic acquisitions in the fragmented and consolidating children's apparel catalog market. Fulcrum believes its housefile of 3.0 million names, including 1.2 million active customers as of January 1997 is the largest among children's apparel catalog companies in the U.S. Since the Company's inception in 1994 on a compounded annual basis, catalog circulation has increased by 18.4%, while net revenues have grown by 67.9%.

     In 1994, Fulcrum acquired, remerchandised and repositioned the After the Stork brand, which provides basic clothing made primarily of natural fibers. In Spring 1995, the Company developed its Sunskins brand of sun protective clothing and introduced its Discount Direct liquidation catalog. In Fall 1996, the Company introduced its Little Feet brand, which offers children's shoes and hosiery. In December 1996, the Company acquired the Playclothes brand from The Walt Disney Company. Playclothes is designed to appeal to customers who want to add fashionable outfits to their children's wardrobes. The Company has remerchandised and repositioned the Playclothes catalog for its first mailing in January 1997. With the acquisition of Playclothes, the Company expects to more than double its fiscal 1996 catalog mailings to 35 million in fiscal 1997.

     Fulcrum markets its products to well-educated, middle to upper dual-income parents with children six months to 12 years old. The large population of 51 million children under 13 years old and an increasing population of time-constrained working mothers have created significant demand for children's catalogs. The Company believes that children's apparel catalog customers have been underserved and undermailed in the fragmented children's apparel catalog market. In 1996, only 2.9% of the $26.9 billion children's apparel purchases were made by catalog, as compared to 9.6% of women's apparel purchases. Since women are largely responsible for children's apparel purchases, the Company believes that the penetration of children's apparel catalog sales should grow to more closely approximate the percentage of women's apparel catalog purchases.

     Fulcrum believes that its large and growing housefile, combined with its portfolio of leading children's apparel brands and advanced statistical modeling techniques, have positioned Fulcrum to capitalize on the significant opportunity in the children's apparel catalog market. Furthermore, the Company believes that its focus on total customer satisfaction, supported by its significant investment in facilities, systems and employee training, will enable it to increase market penetration, attract new customers, build customer loyalty and, ultimately, increase customer lifetime value.

     The predecessor of the Company was incorporated in Delaware in March 1994 and is a successor by asset purchase and merger to a business founded in 1980. The Company's executive offices are located at 4321 Fulcrum Way NE, Rio Rancho, New Mexico 87124-8447. Fulcrum's telephone number is (505) 867-7000, and its order number is (800) 830-6422.

                                  THE OFFERING

Common Stock offered by the Company..........  2,500,000 shares
Common Stock to be outstanding after the
  Offering...................................  8,916,953 shares(1)
Use of proceeds..............................  To repay $3.0 million principal amount of subordinated debt, plus accrued interest, to
                                               purchase trademarks in connection with certain
                                               of the Company's brands for approximately
                                               $1.75 million, to purchase the Company's
                                               headquarters, call center and distribution
                                               center for approximately $2.5 million in cash,
                                               plus assumed liabilities, to fund potential
                                               acquisitions and for working capital and
                                               general corporate purposes. See "Certain
                                               Relationships and Related Transactions."
Proposed Nasdaq National Market symbol.......  FLCM

------------------------------

(1) Based on the number of shares outstanding as of February 28, 1997. Excludes
    (i) 765,000 shares of Common Stock reserved for issuance under the Company's Management Team Equity Plan (the "Option Plan"), of which 404,350 shares were subject to options outstanding as of February 28, 1997 at a weighted average exercise price of $5.23 per share and (ii) warrants to purchase 1,126,810 shares of Common Stock outstanding as of February 28, 1997 at a weighted average exercise price per share of $1.42. See "Capitalization," "Management -- Stock Option Plan" and Note 5 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        PERIOD OF MARCH 16,
                                          1994 (INCEPTION)                  FISCAL YEAR ENDED
                                              THROUGH            ---------------------------------------
                                         DECEMBER 31, 1994       DECEMBER 30, 1995     DECEMBER 28, 1996
                                        --------------------     -----------------     -----------------

CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
     Net revenues.....................        $ 11,997                $28,581               $36,457
     Gross profit.....................           6,910                 15,370                20,891
     Income from operations...........             293                  1,057                 1,181
     Net income.......................        $     91                $   320               $   614
     Net income per common and common
       equivalent share(1)(2).........        $   0.02                $  0.05               $  0.00
     Weighted average number of common
       and common equivalent shares
       outstanding....................           4,382                  5,121                 7,050
SUPPLEMENTAL FINANCIAL INFORMATION:
     Net income per share before
       preferred stock dividends......        $   0.02                $  0.06               $  0.08
CONSOLIDATED SELECTED OPERATING DATA:
     Total catalogs mailed............          11,083(3)              14,841                15,544(4)
     Net revenues per catalog
       ($ per catalog)................        $   1.17(3)             $  1.93               $  2.35

                                         DECEMBER 31, 1994       JANUARY 12, 1996       JANUARY 1, 1997
                                        --------------------     -----------------     -----------------
     Housefile names(5)...............             710                  1,021                 2,969
     Active customers(6)..............             347                    471                 1,247(7)

                                                                          DECEMBER 28, 1996
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(8)
                                                                      -------     --------------
CONSOLIDATED BALANCE SHEET DATA:

     Cash and cash equivalents......................................  $   140        $ 17,815
     Working capital................................................   10,272          27,947
     Total assets...................................................   25,903          47,828
     Long-term debt, net of current portion.........................   11,754          14,354
     Total stockholders' equity.....................................    8,131          32,485

------------------------------

(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income per common and common equivalent share.

(2) Calculated after deducting Preferred Stock dividends of $60 and $583 for fiscal 1995 and fiscal 1996, respectively. Prior to December 28, 1996, all shares of Preferred Stock were called or converted to Common Stock.

(3) Includes catalogs mailed by, and net revenues (unaudited) of, the Company's predecessor for the period January 1, 1994 through March 15, 1994. Net revenues during this period were $934.

(4) Excluding Playclothes catalogs mailed by The Walt Disney Company in 1996.

(5) Housefile names include both historical purchasers and catalog inquirors.

(6) Active customers include customers who have purchased from one of the Company's brands within the preceding 24-month period.

(7) Active customers excluding Playclothes customers would have been 469.

(8) As adjusted to reflect the sale of 2,500 shares of Common Stock offered hereby (the "Offering") at an assumed initial public offering price of $11.00 per share and application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                         ------------------------------

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock," "Underwriting" and Notes to Consolidated Financial Statements.

                              RECENT DEVELOPMENTS

     Playclothes Acquisition. In December 1996, the Company completed the acquisition of the Playclothes brand name and related customer information (the "Playclothes Acquisition") from a subsidiary of The Walt Disney Company ("The Walt Disney Company"). The assets acquired as part of the Playclothes Acquisition include (i) all proprietary rights in the Playclothes brand name,
(ii) the Playclothes customer list, (iii) a Canadian wholesale and license agreement, (iv) the right to mail Fulcrum's catalogs to The Disney Catalog's customers during 1997 and (v) certain immaterial inventory and fixed assets. In January 1997, the Company mailed its first version of the remerchandised and repositioned Playclothes catalog, which contained products specifically designed by the Company's design team. The Company believes that the remerchandised and repositioned Playclothes catalog is substantially different from the Playclothes catalog as distributed by the prior owners in that it does not contain any of the products previously offered. The success of the Playclothes Acquisition will depend primarily on the Company's ability to develop and market the Playclothes brand and product line, which will be largely dependent on the Company's ability to understand the needs and predict the response of the existing customers of Playclothes, as well as its ability to attract new customers and to integrate the Playclothes product line into the Company's facilities and distribution systems. See "Risk Factors -- Development of Playclothes Acquisition," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

     Fulcrum Brands and Fulcrum Properties Purchase. Immediately following consummation of the Offering, the Company will exercise an option to purchase from Fulcrum Brands L.P., a Delaware limited partnership ("Brands"), certain of the brand trademarks used by the Company for aggregate consideration totaling approximately $1.75 million. A portion of the net proceeds of the Offering will be utilized to fund such purchase. In addition, subject to the consummation of the Offering, the Company plans to use a portion of the net proceeds of the Offering to purchase the headquarters, call center and distribution center owned by Fulcrum Properties L.P., a Delaware limited partnership ("Properties"), for aggregate consideration totaling approximately $2.5 million plus the assumption of $5.6 million of secured debt and related interest rate swaps. See "Use of Proceeds" and "Certain Relationships and Related Transactions."

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this Prospectus.

     Development of the Playclothes Acquisition. In December 1996, the Company completed the Playclothes Acquisition. In January 1997, the Company mailed its first version of the remerchandised and repositioned Playclothes catalog. The success of the Playclothes Acquisition will depend primarily on the Company's ability to develop and market the Playclothes product line, which will be largely dependent on the Company's ability to understand the needs and predict the response of the existing customers of Playclothes, as well as its ability to attract new customers and to integrate the Playclothes product line into the Company's facilities and distribution systems. The Company made a significant investment during the third and fourth quarters of 1996 to expand its call center and distribution center, and hired additional employees in advance of publishing and mailing its first Playclothes catalog. There can be no assurance that the Company can develop and market a successful Playclothes catalog, attract new customers or successfully integrate the Playclothes brand into its current operations. Any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     Seasonal and Quarterly Fluctuations. The Company's business is subject to seasonal fluctuations. Given the Company's historical seasonality, management anticipates that the majority of the Company's net revenues will be derived from the Fall and Holiday seasons and a smaller portion will be derived from the Spring and Summer seasons. As a result, the Company expects its sales and results of operations generally to be lower in the first and second quarters than in the third and fourth quarters of each fiscal year, which include the back-to-school and holiday purchases. The Company's quarterly results may fluctuate as a result of numerous factors, including the timing, quantity and cost of catalog mailings, the response rates to such mailings, the timing of merchandise deliveries, market acceptance of the Company's merchandise (including new merchandise categories or products introduced), the mix, pricing and presentation of products offered and sold, the hiring and training of additional personnel, the timing of inventory writedowns, other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. There can be no assurance the Company will maintain profitability in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fixed Cost Structure. The Company believes that its success depends predominately on the success of its catalog operations. Catalog mailings entail substantial paper, postage, merchandise acquisition and human resource costs, including costs associated with catalog development and increased inventories, virtually all of which are incurred prior to the mailing of each catalog. As a result, the Company is not able to adjust the costs being incurred in connection with a particular mailing to reflect the actual performance of the catalog. In addition, the Company continues to expand its facilities and operations based on planned growth. Response rates to the Company's mailings, and sales generated by such mailings, can be affected by factors such as customer preferences, economic conditions, the timing and mix of catalog mailings, the proportion of prospect mailing, and changes in the merchandise mix, some of which may be outside the Company's control. The Company has historically experienced fluctuations in the response rates to its catalog mailings and expects to continue to experience such fluctuations in the future. Any inability of the Company to accurately target the appropriate segment of its market or to achieve adequate response rates could result in lower sales and lower margins. If, for any reason, the Company were to experience a significant shortfall in anticipated revenue from a particular mailing or growth does not occur as planned, the Company's business, financial condition and results of operations would be disproportionately and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fashion Trends and Industry Risks. The Company believes that its success depends, in part, on the Company's ability to anticipate the fashion tastes of its customers and to offer merchandise that appeals to their preferences on a timely and affordable basis. The fashion tastes of the Company's customers are expected to change frequently, and the failure of the Company to anticipate, identify or react to changes in styles, trends or brand preferences of its customers could lead to, among other things, excess inventories and price markdowns. In addition, merchandising misjudgments could adversely affect the Company's image with its customers. Any of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Merchandising and Product Design."

     Merchandise Returns. As part of its customer service commitment, the Company maintains an unconditional merchandise return policy which allows customers to return any merchandise, virtually at any time and for any reason, regardless of merchantable condition. The Company makes allowances in its financial statements for anticipated merchandise returns based on historical return rates. Because the Company's allowances are based on historical return rates, there can be no assurance that the introduction of new merchandise in existing catalogs, the introduction of new catalogs, changes in the merchandise mix, the introduction of catalogs in international markets, introduction of new distribution channels or other factors, will not cause actual returns to exceed return allowances. Prior to March 1997, Japanese customers who wished to return merchandise had to ship such merchandise to the Company in New Mexico. Effective March 1997, Japanese customers who wish to return merchandise may ship such merchandise to the Company's third-party return center in Tokyo, Japan. The Company believes that this will result in an increased merchandise return rate for Japanese sales. Any significant increase in merchandise returns or merchandise returns that exceed the Company's allowance could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Ability to Manage and Sustain Growth; Possible Future Acquisitions. The recent growth in the Company's revenue and operating income has resulted largely from increases in the volume of catalogs the Company mails and the number of products included in its catalogs, as well as increases in response rates and the introduction and acquisitions of new brands. This growth has placed significant demands on the Company's management, administrative, operational and financial resources and has required the Company to devote substantial management and financial resources to building its infrastructure. The continued growth of the Company, if any, is dependent in large part on its ability to acquire new customers at a reasonable cost. There can be no assurance that the Company will continue to grow or effectively manage growth, if any. The Company may, when and if the opportunity arises, acquire other businesses involved in activities or having service and product lines that are compatible with the Company's business, although the Company has no understanding, agreement or arrangement to make any such acquisitions currently. Any acquisition opportunities will require the devotion of substantial management resources and, potentially, capital expenditures. Furthermore, any such acquisitions will be subject to the many risks inherent in the integration of new business enterprises into the Company's existing operations. There can be no assurance that any acquisition opportunities will be realized within the time frames and budgets contemplated or at all. If any acquisitions are not realized within the planned time frames and budgets, it could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that any acquisitions completed will be successfully integrated into the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Catalog Distribution. The Company attempts to deliver its catalogs to its customers at timely seasonal intervals. The distribution of such catalogs is performed by the Company's third-party printers. As a result, the timely distribution of such catalogs may be affected by factors beyond the Company's control. In the past, the Company has experienced disruptions in the mailing of catalogs and minor postal delays, which resulted in revenue shortfalls. The Company may realize such delays and disruptions in the future. Failure of the Company to deliver catalogs on a timely basis could affect the demand for the Company's products and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Order Fulfillment. The Company's ability to provide exceptional customer service and successfully fulfill orders depends, to a large extent, on the efficient and uninterrupted operation of its call center, distribution center, management information systems and on the timely performance of third parties, including shipping companies and the U.S. Postal Service. In early 1997, the Company changed its provider of shipping services from United Parcel Service to the U.S. Postal Service. There can be no assurance that the Company will receive an adequate level of service from the U.S. Postal Service. Any material disruption or slowdown in the Company's order processing or fulfillment systems resulting from telephone down times, electrical outages, mechanical problems, human error or accidents, strikes, work slowdowns, fire, natural disasters or comparable events could cause delays in the Company's ability to receive and distribute orders and could cause orders to be lost or to be shipped or delivered late. As a result, customers may cancel orders or refuse to receive goods due to late shipments, which could result in a reduction of net revenues and could mean increased administrative and shipping costs as well as increased inventory. Disruption in the Company's ability to fulfill its orders on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customer Service and Fulfillment."

     Fluctuations in Postage and Paper Expenses. While the Company has historically passed on to customers the costs of overnight and ground delivery of merchandise, it has not, and does not intend to, pass on the costs of catalog mailings and paper to its customers. Material increases in paper or catalog delivery costs or the inability to pass on the costs of overnight and ground delivery of merchandise could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Suppliers and Raw Materials."

     Dependence on Key Personnel. The Company believes that its success depends upon the efforts and abilities of its senior management team including Michael
G. Lederman, the Company's Chairman and Chief Executive Officer, and Scott A. Budoff, the Company's President and Chief Operating Officer. The loss of one or more of its key employees could have a material adverse effect on the Company. Several of the Company's key employees have working relationships with Messrs. Lederman and Budoff that predate their tenure with the Company. The departure of either of Mr. Lederman or Mr. Budoff could result in the departure of additional key employees. The Company has entered into employment agreements with Messrs. Lederman and Budoff which provide for, among other things, the Company to be a beneficiary of $1.0 million of life insurance benefits with respect to each of Messrs. Lederman and Budoff. See "Management -- Employment Agreements." In addition, the direct marketing and apparel experience of a significant number of the Company's senior management personnel is limited to their experience with the Company. The Company's future success will depend on the ability of the Company's management to both retain key managers and to employ additional qualified senior management. There can be no assurance that the Company will be successful in attracting or retaining qualified senior management.

     Competition. The children's apparel market is highly competitive with few barriers to entry, and the Company expects competition in this market to increase. The Company's competitors include other children's apparel catalogers, as well as traditional apparel manufacturers and retailers of children's clothing, such brands as The Gap (including its Baby Gap, Gap Kids and Old Navy brands), Gymboree, L.L. Bean, Lands' End and OshKosh B'Gosh. Many of the Company's competitors are larger, have longer operating histories, substantially greater financial, distribution and marketing resources and significantly greater name recognition than the Company. Increased competition could result in pricing pressures, unexpected marketing expenditures and loss of market share, and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to maintain or increase market share in the future.

     The Company expects that the direct marketing industry will be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. Adapting to new technologies could require significant capital expenditures by the Company. There can be no assurance that the Company will remain competitive in response to technological changes. See "Business -- Competition."

     Dependence on Management Information Systems. The Company depends on its management information systems to process orders, provide rapid response to customer inquiries, manage inventory and accounts receivable collections, purchase and efficiently sell and ship products on a timely basis and maintain cost-efficient operations. The Company has recently replaced and upgraded its systems. It is common for system defects, shutdowns, slowdowns or other problems to occur in connection with conversion or otherwise, to new data-processing equipment. While the Company has taken a number of precautions against certain events that could disrupt the operation of its management information systems, including in connection with the systems upgrades, there can be no assurance that the Company will not experience systems failures or interruptions, which could have a material adverse effect on its business, financial condition and results of operations. The Company also depends on statistical models developed to measure the effectiveness of its marketing programs and on its employees who are knowledgeable about such models. The loss of employees knowledgeable about the Company's statistical models or a disruption in the Company's direct marketing operations could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Information Systems."

     Reliance on Unaffiliated Manufacturers. The Company currently relies on approximately 50 unaffiliated manufacturers to produce substantially all of its products, with no such manufacturer producing more than 5.0% of the Company's products in fiscal 1996. The Company has no long-term contracts with its manufacturing sources and competes with other companies for production facilities and import quota capacity. In the event any of the Company's key manufacturers were unable or unwilling to continue to manufacture the Company's products, the Company would have to rely on other current manufacturing sources or identify and qualify new unaffiliated manufacturers. In such event, there can be no assurance that the Company would be able to qualify such manufacturers for existing or new products in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements. Any significant delay in the Company's ability to obtain adequate supplies of its products from its current or alternative sources could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that these manufacturers will continue to produce products that are consistent with the Company's standards. In this regard, the Company has occasionally received, and may in the future continue to receive, shipments of product from unaffiliated manufacturers that fail to conform to the Company's quality control standards. In such event, unless the Company is able to obtain replacement products in a timely manner, the Company risks the loss of revenue resulting from the sale of such products and related increased administrative and shipping costs. The failure of any key unaffiliated manufacturer to supply products that conform to the Company's standards could materially and adversely affect the Company's business, financial condition and results of operations and its reputation in the marketplace. Although the Company believes that it has good relationships with its principal manufacturing sources, the Company's future success is substantially dependent upon its ability to maintain such relationships. If the Company experiences significant increased demand, which cannot be assured, or if an existing unaffiliated manufacturer needs to be replaced, the Company will need to significantly expand its manufacturing capacity, both from current and new manufacturing sources. There can be no assurance that such additional manufacturing capacity will be available when required on terms that are acceptable to the Company. See "Business -- Manufacturing" and "-- Suppliers and Raw Materials."

     International Operations. The Company recently introduced its catalogs to the Japanese market. Net revenues from Japan accounted for 10.1% and 24.7% of net revenues in fiscal 1995 and fiscal 1996, respectively. The Company intends to increase its catalog mailings in Japan and may consider entering other international markets as well. However, the Company expects net revenues from Japan as a percentage of net revenues to fluctuate from period to period in the future. The Company's business is subject to risks generally associated with doing business abroad, such as foreign government regula-tions, economic conditions, currency fluctuations, duties and taxes, political unrest and disruptions or delays in shipments. These factors, among others, could influence the Company's ability to sell its merchandise in international markets. If any such factors were to render the conduct of the business in a particular country undesirable or impracticable, there could be a material adverse effect on the Company's business, financial condition and results of operations. In addition, the majority of the Company's sales are derived from the U.S., and most of the Company's current information on buying patterns and customer preferences are based on its customers in the U.S. As a result, predicting foreign consumer demand may be more difficult for the Company than predicting U.S. consumer preferences. There can be no assurance that the Company's merchandise or marketing efforts will be successful in foreign markets. Further, fluctuations causing the relative value of the U.S. dollar to increase relative to foreign currency could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Growth Strategy."

     International Suppliers. During fiscal 1996, the Company purchased 33.6% of its merchandise directly from international vendors, and the Company expects that it will continue to purchase merchandise from international suppliers in the future. Accordingly, the Company's operations are subject to the customary risks of doing business abroad, including fluctuations in the value of currencies, export duties, quotas, work stoppages and, in certain parts of the world, political instability.

     Accounting for Customer Acquisition. The direct costs of customer acquisition programs, which consist primarily of costs related to customer name acquisition (excluding product advertising costs), are deferred and amortized over a period of up to five years as part of customer acquisition costs. The Company establishes amortization rates for these capitalized assets based on the anticipated attrition rate of its customers. Rates of amortization are compared from time to time with actual attrition rates in order to assess whether the amortization rates appropriately match the direct costs of customer acquisition with the related sales. If the Company were to experience a material increase in customer attrition, it could be required to accelerate the rate of amortization of capitalized customer acquisition expenditures. An increase in attrition rates could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Government Regulation. The Company's direct mail operations are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various state, local and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. From time to time, the Company has modified its methods of doing business and its marketing operations in response to such regulation. To date, such changes have not had an adverse effect on the Company's business, financial condition or results of operations. However, there can be no assurance that future regulatory requirements or actions will not do so in the future. See "Business -- Environmental Issues."

     Dependence on Intellectual Property. There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will prevent imitation of its products and services or infringement of its intellectual property rights by others. In addition, there can be no assurance that others will not claim infringement by the Company or seek to block sales of the Company's products as violative of their trademark and other proprietary rights. See "Business -- Fulcrum's Portfolio of Brands" and "Business -- Intellectual Property."

     List Development and Maintenance. The Company mails catalogs to names in its proprietary housefile and to potential customers whose names are obtained from purchased and rented lists. In fiscal 1996, 50.8% of the Company's catalogs were mailed to prospective customers and 49.2% were mailed to existing customers. The Company anticipates that it will not materially increase the percentage of prospect names mailed. Names derived from purchased or rented lists have historically generated lower response rates than names derived from word-of-mouth requests. Accordingly, the Company anticipates that overall response rates would decline if it increased its use of purchased and rented lists relative to its use of names in its housefile. However, the Company must also constantly update its mailing lists to identify prospective new customers. Failure to maintain an appropriate balance between mailing to prospective customers and maintaining response rates could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing."

     State Sales and Use Tax. Many states impose taxes on the sale or use of products and the sale of certain services within the taxing state's borders. To the extent a seller of taxable products or services is subject to the jurisdiction of a taxing state, the state may impose a sales tax directly on the seller or may impose a duty on the seller to collect a sales or use tax from the seller's customers. A seller is generally considered subject to the jurisdiction of a taxing state for sales or use tax purposes when the seller has an in-state presence that is beyond de minimis. An in-state presence can include solicitation of orders for sales in the taxing state either in-person or through an employee or other agent. The Company currently collects and pays sales tax only with respect to shipments to the state of New Mexico. The Company has structured its operations so as to minimize the likelihood that it has more than a de minimis physical presence in any state other than New Mexico. However, if a state taxing authority determines that the Company has established more than a de minimis physical presence in that particular state, the Company could be obligated to collect a sales or use tax (or pay a sales tax in states that impose a tax on the seller) on some sales of its services and products. Should the Company be found liable by a state taxing authority for unpaid historical sales and use taxes, such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations. From time to time, legislation has been introduced in the U.S. Congress that, if enacted into law, would impose a state sales or use tax collection obligation on out-of-state mail-order companies such as the Company. Enactment of any such legislation, or other changes in the basis on which sales and use taxes are applied, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Control by Principal Stockholders. Based on shares of Common Stock outstanding as of February 28, 1997, upon completion of the Offering Michael G. Lederman, the Chairman and Chief Executive Officer of the Company, will indirectly control 60.6% of the outstanding Common Stock, including the right to vote and dispose of such shares (63.2% assuming exercise of options and warrants to purchase Common Stock), and as a result, will control the election of directors of the Company and the outcome of all issues requiring a majority vote of stockholders of the Company. Based on shares of Common Stock outstanding as of February 28, 1997, upon completion of the Offering all officers and directors as a group will directly or indirectly control 69.4% of the Common Stock (72.9% assuming exercise of options and warrants to purchase Common Stock), and as a result, will control all issues submitted to a vote of the stockholders of the Company. The foregoing, may make it more difficult for a third party to acquire, and may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay for shares of Common Stock. See "Principal Stockholders" and "Description of Capital Stock."

     Anti-Takeover Provisions. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. These provisions, among other things, (i) provide for a classified board of directors, (ii) require the affirmative vote of the holders of at least 66 2/3% of the shares to remove a director, and even then, only for cause (as defined in the Amended and Restated Certificate of Incorporation), (iii) require the affirmative vote of the holders of at least 66 2/3% of the shares to amend or repeal certain provisions of the Amended and Restated Certificate of Incorporation, (iv) require the affirmative vote of the holders of at least 66 2/3% of the shares or two-thirds of the members of the board of directors (the "Board") to amend or repeal the By-laws of the Company, (v) prohibit stockholders from taking action by written consent in lieu of a meeting, (vi) provide that meetings of stockholders may be called only pursuant to a resolution adopted by a majority of the Board or by the Chairman of the Board and (vii) establish an advance notice procedure before stockholder proposals may be brought before an annual meeting of the stockholders of the Company, including proposed nominations of persons for election to the Board. In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future without stockholder approval and that may be senior to the rights of the holders of Common Stock. Under certain conditions, Section 203 of the General Corporation Law of the State of Delaware could prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. See "Description of Capital Stock."

     Absence of Prior Public Market; Possible Volatility of Stock Price. There has been no public market for the Common Stock prior to the Offering, and there can be no assurance an active public market for the Common Stock will develop or continue after the Offering. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters (the "Representatives"). There can be no assurance the market price of the Common Stock will not decline below the initial public offering price. The Company believes factors such as announcements by the Company and its competitors, quarterly variations in results of operations, changes in economic market conditions, changes in analysts' estimates and fluctuations in the stock market could cause the market price of the Common Stock to fluctuate significantly. Further, the stock market has historically experienced volatility that sometimes has been unrelated to operating performance. In addition, future sales of Common Stock by the Company's existing stockholders following the completion of the Offering and the expiration of the 180-day lock-up period applicable to all existing stockholders of the Company could have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

     Shares Eligible for Future Sale. Upon completion of the Offering, the Company will have 8,916,953 shares of Common Stock outstanding. The 2,500,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to certain resale limitations of Rule 144. In addition, certain existing stockholders, including holders of restricted Common Stock, have registration rights with respect to Common Stock held by them. In connection with the Offering, existing stockholders holding in the aggregate 6,416,953 shares (or 72.0% of total outstanding shares) have agreed not to dispose of any shares for a period of 180 days from the date of this Prospectus, subject to certain limited exceptions, and the Company has agreed not to dispose of any shares (other than shares sold by the Company in the Offering or issuances by the Company of certain employee stock options and shares pursuant to exercise thereof) for a period of 180 days from the date of this Prospectus, without the prior written consent of Hambrecht & Quist LLC. Upon expiration of such 180-day period, 6,410,885 of these shares of Common Stock (and options to purchase 3,252 shares) will be eligible for sale subject, in certain cases, to certain volume and other limitations of Rule 144 under the Securities Act applicable to "affiliates" of the Company. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act to register the sale of the 765,000 shares of Common Stock reserved for issuance under the Management Team Equity Plan (as defined). As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to limitations on sales by affiliates under Rule 144, for resale in the public market after the effective date of such registration statement, subject to applicable lock-up arrangements. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

     Dilution. Investors in the Offering will incur an immediate dilution in net tangible book value per share of Common Stock of $8.12 (based on an assumed initial public offering price of $11.00). See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to be received from the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed initial offering price of $11.00 per share are estimated to be $24,925,000 ($28,761,250 if the Underwriters' over-allotment option is exercised in full.) The Company intends to use the net proceeds (i) to repay $3.0 million principal amount of subordinated debt, plus accrued interest, (ii) to purchase trademarks in connection with certain of the Company's brands for approximately $1.75 million, (iii) to purchase the Company's headquarters, call center and distribution center for approximately $2.5 million in cash plus assumed liabilities, (iv) to fund potential acquisitions and (v) for working capital and general corporate purposes. Approximately $3.2 million of the net proceeds will be paid to certain officers and directors of the Company, and entities affiliated with them, in connection with the purchase by the Company of the trademarks and its headquarters, call center and distribution center. See "Certain Relationships and Related Transactions." The Company currently has no understandings, agreements or arrangements to make acquisitions. Pending the application of the net proceeds as described above, such net proceeds will be placed in short-term interest-bearing investment grade securities.

                                DIVIDEND POLICY

     Since its inception, the Company has not declared or paid any cash or other dividends on its Common Stock and does not expect to pay dividends for the foreseeable future. The Company anticipates that for the foreseeable future, earnings, if any, will be reinvested in the business. The Company's existing loan agreements with its lenders generally restrict the Company's ability to pay dividends or make other distributions on its Common Stock. The Company anticipates that any future credit facility or other indebtedness that the Company may enter into or incur may contain a similar restriction. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors of the Company (the "Board"). Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) on an actual basis and (ii) as adjusted to give effect to the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                            DECEMBER 28, 1996
                                                                          ----------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                          --------   -----------
                                                                              (IN THOUSANDS)
Long-term debt, net of current portion..................................  $ 11,754     $14,354
Stockholders' equity:
     Preferred Stock, par value $0.01 per share; 200,000 shares authorized;
       none issued or outstanding.......................................        --          --
     Common Stock, par value $0.01 per share; 10,000,000 shares authorized;
       6,416,953 shares issued and outstanding, actual; 8,916,953 shares
       issued and outstanding, as adjusted(1)...........................        64          89
     Additional paid-in capital.........................................     7,685      32,585
     Retained earnings..................................................       382        (189)
                                                                          --------    --------
          Total stockholders' equity....................................     8,137      32,485
                                                                          ========    ========
            Total capitalization........................................  $ 19,885     $46,839
                                                                          ========    ========

------------------------------

(1) Based on the number of shares outstanding as of February 28, 1997. Excludes
    (i) 765,000 shares of Common Stock reserved for issuance under the Option Plan, of which 404,350 shares were subject to options outstanding as of February 28, 1997 at a weighted average exercise price of $5.23 per share and (ii) warrants to purchase 1,126,810 shares of Common Stock outstanding as of February 28, 1997 at a weighted average exercise price per share of $1.42. See "Management -- Stock Option Plan" and Note 5 of Notes to Consolidated Financial Statements.

                                    DILUTION

     As of December 28, 1996, the Company had a net tangible book value of approximately $750,000, or $0.12 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in the net tangible book value after December 28, 1996, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, the pro forma net tangible book value of the Company as of December 28, 1996 would have been approximately $25,675,000, or $2.88 per share. This represents an immediate increase in net tangible book value of $2.76 per share to the existing stockholders and an immediate dilution of $8.12 per share to new investors. The following table illustrates this per share dilution:

    Assumed initial public offering price per share..............                 $  11.00
         Net tangible book value per share before the Offering...    $   0.12
         Increase per share attributable to new investors........        2.76
                                                                     --------
    Pro forma net tangible book value per share after the
      Offering...................................................                     2.88
    Dilution per share to new investors..........................                 $   8.12

     The following table summarizes, on a pro forma basis as of December 28, 1996, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                  SHARES PURCHASED          TOTAL CONSIDERATION
                                ---------------------     -----------------------     AVERAGE PRICE
                                 NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                ---------     -------     -----------     -------     -------------
    Existing stockholders.....  6,410,885       71.9%     $ 7,278,736       20.9%        $  1.14
    New investors.............  2,500,000       28.1       27,500,000       79.1           11.00
                                ---------      -----       ----------      -----
              Total...........  8,910,885      100.0%     $34,778,736      100.0%
                                =========      =====       ==========      =====

     The foregoing computations assume no exercise of stock options and warrants after December 28, 1996. As of December 28, 1996, there were outstanding stock options and warrants to purchase an aggregate of 1,502,060 shares of Common Stock at a weighted average exercise price of approximately $2.32 per share. If all of the foregoing options had been exercised at December 28, 1996, the net tangible book value per share of Common Stock at such date would have been $0.53 and the pro forma net tangible book value per share after giving effect to the Offering would have been $2.80, representing an immediate dilution to new investors of $8.20 per share and an immediate increase in net tangible book value of $2.27 per share attributable to the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below have been derived from the financial statements of the Company set forth elsewhere in this Prospectus (except Consolidated Selected Operating Data), which have been prepared in accordance with generally accepted accounting principles. The following selected data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes appearing elsewhere in this Prospectus. The data at December 30, 1995 and December 28, 1996 and for each of the fiscal periods ended December 31, 1994, December 30, 1995 and December 28, 1996 are derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants, which Consolidated Financial Statements are included elsewhere herein.

                                                            PERIOD OF
                                                         MARCH 16, 1994
                                                           (INCEPTION)                FISCAL YEAR ENDED
                                                             THROUGH        -------------------------------------
                                                        DECEMBER 31, 1994   DECEMBER 30, 1995   DECEMBER 28, 1996
                                                        -----------------   -----------------   -----------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
    Net revenues......................................       $11,997             $28,581             $36,457
    Gross profit......................................         6,910              15,370              20,891
    Income from operations............................           293               1,057               1,181
    Net income........................................       $    91             $   320             $   614
    Net income per common and common
       equivalent share(1)(2).........................       $  0.02             $  0.05             $    --
    Weighted average number of common and
       common equivalent shares
       outstanding....................................         4,382               5,121               7,050
SUPPLEMENTAL FINANCIAL DATA:
    Net income per share before preferred
       stock dividends................................       $  0.02             $  0.06             $  0.08
CONSOLIDATED SELECTED OPERATING DATA:
    Total catalogs mailed.............................        11,083(3)           14,841              15,544(4)
    Net revenues per catalog..........................       $  1.17(3)          $  1.93             $  2.35

                                                    DECEMBER 31, 1994       JANUARY 12, 1996      JANUARY 1, 1997
                                                   --------------------     ----------------     -----------------
    Housefile names(5)...........................             710                    1,021                2,969
    Active customers(6)..........................             347                      471                1,247(7)

                                                  DECEMBER 31, 1994       DECEMBER 30, 1995     DECEMBER 28, 1996
                                                 --------------------     -----------------     -----------------
CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents..................        $    112                $   196               $   140
    Working capital............................             900                  3,227                10,272
    Total assets...............................           5,023                 14,860                25,903
    Long-term debt, net of current
       portion.................................              39                    702                11,754
    Total stockholders' equity.................           2,190                  5,817                 8,131

------------------------------

(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income per share.

(2) Calculated after deducting Preferred Stock dividends of $60 and $583 for fiscal 1995 and fiscal 1996, respectively. Prior to December 28, 1996, all shares of Preferred Stock were called or converted to Common Stock.

(3) Includes catalogs mailed by, and net revenues (unaudited) of, the Company's predecessor for the period January 1, 1994 through March 15, 1994. Net revenues during this period were $934.

(4) Excluding Playclothes catalogs mailed by The Walt Disney Company in 1996.

(5) Housefile names include both historical purchasers and catalog inquirors.

(6) Active customers include customers who have purchased from one of the Company's brands within the preceding 24-month period.

(7) Active customers excluding Playclothes customers would have been 469.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     Fulcrum is a leading direct marketer of proprietary children's apparel brands, including After the Stork, Playclothes, Little Feet, SunSkins and Discount Direct. The Company's innovative marketing techniques and focus on total customer satisfaction have resulted in an increase in net revenues, both domestically and internationally, in each year since its inception.

     In March 1994, Fulcrum acquired the After the Stork brand and, by fiscal year-end 1994, returned the catalog to profitability. Growth and profitability were achieved by remerchandising and repositioning the catalog to target customers seeking high quality products priced to provide recognizable value. The Company hired a new designer in November 1994 to develop proprietary branded merchandise and began taking steps to broaden merchandise mix and improve quality. The effects of these changes were first reflected in the Company's Fall/Winter 1995 catalog. Simultaneously with remerchandising and repositioning After the Stork, the Company began employing sophisticated housefile regression modeling techniques to improve its housefile and prospect response rates and increased its investment in customer prospecting and reactivation. As a result of these efforts and the Playclothes Acquisition, from December 31, 1994 through January 1, 1997, the Company's housefile grew from 709,771 names to 3.0 million names, and the number of active customers (customers who have made a purchase from one of the Company's brands within the preceding 24-month period) grew from 347,042 to 1.2 million.

     In Spring 1995, Fulcrum developed its SunSkins line of sun protective clothing and developed other revenue enhancing programs, such as integrated marketing programs with well-known consumer products companies whereby Fulcrum sells advertising space in its catalogs. In Summer 1995, Fulcrum introduced the After the Stork brand in Japan. In Spring 1996, Fulcrum introduced Discount Direct, a catalog liquidation vehicle for each of its brands, and purchased the OshKosh B'Gosh catalog active customer list, which consisted of 92,750 customers from the discontinued OshKosh B'Gosh mail order catalog. In Fall 1996, Fulcrum introduced its Little Feet brand in the U.S. and Japan. The Company believes Little Feet is the only national footwear catalog exclusively for children. Depending on market performance, the Company may expand circulation in the second half of fiscal 1997.

     Fulcrum signed an agreement with The Walt Disney Company in June 1996 to acquire the Playclothes brand name and related customer information effective December 31, 1996. During the second half of 1996, Fulcrum began to remerchandise and reposition Playclothes. The Company increased its design staff, refreshed and updated the planned merchandise assortment and expanded its call center and distribution center to support the integration of Playclothes. In January 1997, the Company mailed its first issue of Playclothes in the U.S. and Japan. Under Playclothes' previous owner, historical net revenues related to the Playclothes brand for 1994, 1995 and 1996 were $36.6 million, $33.3 million and $28.8 million, respectively. Fulcrum acquired certain specific assets rather than an ongoing business, and any future revenues will be largely dependent on the Company's ability to understand the needs and predict the response of the existing customers of Playclothes, as well as its ability to attract new customers and to integrate the Playclothes product line into the Company's facilities and distribution systems. As a result, historical net revenues generated by the Playclothes catalog may not be indicative of future net revenues.

     The Company plans to continue to grow its portfolio of brands by expanding its brands' presence in existing markets and developing new markets and channels. Net revenues from Japan accounted for 10.1% and 24.7% of net revenues in fiscal 1995 and fiscal 1996, respectively. However, the Company expects net revenues from Japan as a percentage of net revenues to fluctuate from period to period in the future. The Company believes that its Japanese customers want a Japanese language catalog that presents a branded offering reflecting American styles. The Company is firmly committed to growing its presence in Japan by customizing its branded offering for the Japanese customer. Such measures include partnering with a call and return center in Tokyo, Japan in the first half of 1997, increasing the amount of Japanese text in its catalogs with a goal of mailing a fully translated catalog during the second half of 1997, increasing its advertising efforts to further build brand awareness in Japan and developing products specifically for introduction to the Japanese market in 1998. The Company believes that the opening of a third-party Japanese return center will result in higher merchandise return rates for Japanese sales in future periods, and the Company expects to adjust its reserves with respect to Japanese returns to conform to historical U.S. return rates. However, any increase beyond those historically experienced in the U.S. could have a material adverse effect on the Company's business, financial condition and results of operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected items from the Company's statement of operations expressed as a percentage of net revenues. Any trends reflected by the following table may not be indicative of future results.

                                                                PERCENTAGE OF NET REVENUES
                                                     ------------------------------------------------
                                                       PERIOD OF
                                                     MARCH 16, 1994
                                                      (INCEPTION)             FISCAL YEAR ENDED
                                                        THROUGH         -----------------------------
                                                      DECEMBER 31,      DECEMBER 30,     DECEMBER 28,
                                                          1994              1995             1996
                                                     --------------     ------------     ------------
Net revenues.......................................       100.0%            100.0%           100.0%
Cost of goods sold.................................        42.4              46.2             42.7
                                                         ------            ------           ------
Gross profit.......................................        57.6              53.8             57.3

Selling, general and administrative expenses.......        55.2              50.1             54.1
                                                         ------            ------           ------
Income from operations.............................         2.4               3.7              3.2

Other income.......................................         0.5               0.6              2.4
Interest expense...................................        (0.5)             (2.7)            (2.2)
Other expense......................................        (0.9)               --             (0.7)
                                                         ------            ------           ------

Income before income taxes.........................         1.5               1.6              2.7
Income tax expenses................................         0.7               0.5              1.0
                                                         ------            ------           ------
Net income.........................................         0.8               1.1              1.7
                                                         ======            ======           ======
Net income applicable to common stockholders.......         0.8%              0.9%             0.1%
                                                         ======            ======           ======

COMPARISON OF FISCAL YEARS 1995 AND 1996

     Net revenues. Net revenues increased 27.6%, from $28.6 million in fiscal 1995 to $36.5 million in fiscal 1996. Net revenues increased primarily due to increases in average order size and response rates. Average order size increased 9.3%, which was primarily attributable to changes in merchandise mix, select price increases as well as to an increase in the proportion of Japanese orders (which historically have had a higher average order size than domestic orders). Response rates increased 11.4%, which was primarily attributable to the use of housefile regression modeling techniques to refine mailings, as well as to an increase in Japanese circulation (which historically has had higher response rates than domestic circulation). Notably, while net revenues increased by 27.6%, circulation increased by only 5.4% from 14.8 million in fiscal 1995 to 15.5 million in fiscal 1996, increasing the net revenue per catalog by 21.8% from $1.93 to $2.35, respectively. Net revenues were also positively affected by the introduction of the Company's Discount Direct and Little Feet catalogs in Spring and Fall 1996, respectively.

     Gross margin. Gross margin, which is net of merchandise cost, inbound freight, and design, development, manufacturing and production costs, among other things, increased from 53.8% in fiscal 1995 to 57.3% in fiscal 1996. This increase was due primarily to the Company's ability to spread certain fixed costs over a larger revenue base. Additionally, by bringing the management of the manufacturing process in-house in fiscal 1995, the Company has over time been able to reduce merchandise costs, improve inventory controls, improve product quality (which reduces return rates) and reduce inbound freight rates.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 37.8%, from $14.3 million in fiscal 1995 to $19.7 million in fiscal 1996. Selling, general and administrative expenses as a percentage of net revenues increased from 50.1% in fiscal 1995 to 54.1% in fiscal 1996. This increase was due to the Company's decision to invest in infrastructure in order to take advantage of its opportunities for future growth in new markets and channels, as well as to integrate new brands. As a result in fiscal 1995 and fiscal 1996, the Company made a substantial investment in infrastructure. This investment in infrastructure has positioned the Company to grow modularly. The Company believes that this investment will reduce significant disruption to the business in the foreseeable future. Operating expenses also increased in fiscal 1996 as the Company added management personnel and infrastructure to certain design, development, merchandising, manufacturing and production departments in anticipation of the integration of the Playclothes brand. The Playclothes brand did not begin to generate revenues for the Company until January 1997. Also contributing to increased operating expenses as a percentage of net revenues in fiscal 1996 were certain external events. See
"-- Selected Quarterly Results of Operations."

     Other income. Other income includes income from training grants and, in fiscal 1996, the realization of a gain on the disposition of marketable securities. Other income increased from $177,000 in fiscal 1995 to $866,000 in fiscal 1996. This increase was primarily attributable to a full year's utilization of the State of New Mexico's Department of Education In-Plant Job Training Program and a one-time gain attributable to the sale of marketable securities.

     Interest expense. Interest expense increased 7.6%, from $762,000 in fiscal 1995 to $820,000 in fiscal 1996, primarily as a result of the issuance of $10.0 million principal amount of subordinated debt in October 1996 and increases in the Company's credit facilities and capitalized lease obligations, partially offset by reduced interest rates on the Company's revolving credit facility.

     Other expense. Other expenses consist primarily of relocation expenses. Other expenses increased from $1,000 in fiscal 1995 to $253,000 in fiscal 1996.

COMPARISON OF MARCH 16, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994 AND FISCAL YEAR 1995

     Net revenues. Net revenues increased 138.3%, from $12.0 million in fiscal 1994 to $28.6 million in fiscal 1995. Net revenues increased primarily due to increases in average order size, response rates and circulation. Average order size increased 43.7% from the calendar year 1994, which was primarily attributable to changes in product mix and select price increases. Response rates increased 14.6% from the calendar year 1994, which was primarily attributable to the use of housefile regression modeling techniques to refine mailing. Circulation increased 33.3% from 11.1 million catalogs in calendar 1994 to 14.8 million catalogs in fiscal 1995, which was attributable to the Company's investments in new customer lists and increased mailings to existing customers. The Company increased circulation based on its belief that its housefile had previously been under mailed. Net revenues were also positively affected by the introduction of the Company's SunSkins brand and the introduction of catalog mailings in Japan in Spring and Summer 1995, respectively.

     Gross margin. Gross margin decreased from 57.6% in fiscal 1994 to 53.8% in fiscal 1995. This decrease was primarily attributable to increased investment in infrastructure made by the Company in connection with its decision to bring the management of the manufacturing process in-house, and to clearance programs undertaken in an effort to improve inventory mix. The decrease was partially offset by the remerchandising and repositioning of the After the Stork Fall/Winter catalog, which reduced merchandise costs and return rates.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 116.7%, from $6.6 million in fiscal 1994 to $14.3 million in fiscal 1995. Selling, general and administrative expenses as a percentage of net revenues declined from 55.2% in fiscal 1994 to 50.1% in fiscal 1995. This decrease primarily reflected the Company's ability to spread certain fixed costs over a larger revenue base, partially offset by higher customer service and distribution costs attributed to the Company's commitment to improve customer satisfaction following the acquisition of After the Stork. Additionally, the Company began to make substantial investments in new systems and facilities in fiscal 1995, of which the full year impact was not recognized until fiscal 1996.

     Other income. Other income increased from $52,000 in fiscal 1994 to $177,000 in fiscal 1995. This increase was partially attributable to dividend income from marketable securities acquired in fiscal 1995 and the Company's commencement of the State of New Mexico In-Plant Job Training Program.

     Interest expense. Interest expense increased from $63,000 in fiscal 1994 to $762,000 in fiscal 1995 primarily as a result of increased outstanding debt balances.

     Other expense. Other expense decreased from $112,000 in fiscal 1994 to $1,000 in fiscal 1995.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited statements of operations data for the eight quarters ended December 28, 1996, as well as such data expressed as a percentage of the Company's net revenues for the periods indicated. This data has been derived from unaudited financial statements that, in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

                                                                        QUARTER ENDED
                                ----------------------------------------------------------------------------------------------
                                MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 30,    MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 28,
                                  1995        1995        1995         1995        1996        1996        1996         1996
                                --------    --------    ---------    --------    --------    --------    ---------    --------
                                                                        (IN THOUSANDS)
Net revenues..................   $3,995      $5,411      $ 7,370     $11,805      $7,157      $9,658      $ 7,223     $12,419
Cost of goods sold............    1,962       2,734        3,121       5,394       3,383       4,065        3,154       4,964
                                  -----       -----        -----      ------       -----       -----        -----      ------
Gross profit..................    2,033       2,677        4,249       6,411       3,774       5,593        4,069       7,455
Selling, general and
  administrative expenses.....    2,379       2,541        3,897       5,496       3,865       5,904        3,859       6,082
                                  -----       -----        -----      ------       -----       -----        -----      ------
Income from operations........     (346)        136          352         915         (91)       (311)         210       1,373

Other income..................        1          14           20         142         116         513          129         108
Interest expense..............      (50)       (117)        (342)       (253)       (231)       (181)        (150)       (258)
Other expense.................       --          --           --          (1)         (3)       (250)           3          (3)
                                  -----       -----        -----      ------       -----       -----        -----      ------

Income before income taxes....     (395)         33           30         803        (209)       (229)         192       1,220
Income tax
  benefit/(expense)...........      127         (11)         (10)       (257)         89          67          (56)       (460)
                                  -----       -----        -----      ------       -----       -----        -----      ------
Net income....................   $ (268)     $   22      $    20     $   346      $ (120)     $ (162)     $   136     $   760
                                  =====       =====        =====      ======       =====       =====        =====      ======

                                                                  PERCENTAGE OF NET REVENUES
                                ----------------------------------------------------------------------------------------------
Net revenues...................   100.0%      100.0%       100.0%      100.0 %     100.0%      100.0%       100.0%      100.0 %
Cost of goods sold.............    49.1        50.5         42.3        45.7        47.3        42.1         43.7        40.0
                                  -----       -----        -----      ------       -----       -----        -----      ------
Gross profit...................    50.9        49.5         57.7        54.3        52.7        57.9         56.3        60.0
Selling, general and
  administrative expenses......    59.5        47.0         52.9        46.6        54.0        61.1         53.4        49.0
                                  -----       -----        -----      ------       -----       -----        -----      ------
Income from operations.........    (8.6)        2.5          4.8         7.7        (1.3)       (3.2)         2.9        11.0
Other income...................     0.0         0.3          0.3         1.2         1.6         5.3          1.8         0.9
Interest expense...............    (1.3)       (2.2)        (4.6)       (2.1)       (3.2)       (1.9)        (2.1)       (2.1)
Other expense..................      --          --           --          --          --        (2.6)          --          --
                                  -----       -----        -----      ------       -----       -----        -----      ------
Income before income taxes.....    (9.9)        0.6          0.5         6.8        (2.7)       (2.4)         2.6         9.8
Income tax benefit/(expense)...     3.2          --           --        (2.2)        1.2         0.7         (0.8)       (3.7)
                                  -----       -----        -----      ------       -----       -----        -----      ------
Net income.....................    (6.7)%       0.6%         0.5%        4.6 %      (1.7)%      (1.7)%        1.8%        6.1 %
                                  =====       =====        =====      ======       =====       =====        =====      ======

     The Company's business is subject to seasonal fluctuations. Given the Company's historical results, management anticipates that the majority of the Company's net revenues will be derived from the Fall and Holiday seasons. As a result, the Company expects its sales and results of operations generally to be lower in the first and second quarters than in the third and fourth quarters of each fiscal year, which include back-to-school and holiday purchases. The Company believes that this seasonality will continue in the future. The Company's quarterly results may fluctuate as a result of numerous factors, including the timing, quantity and cost of catalog mailings, the response rates to such mailings, the timing of merchandise deliveries, the merchandise mix, pricing and presentation of products offered and sold, market acceptance of the Company's merchandise (including new merchandise categories or products introduced), the hiring and training of additional personnel, the timing of inventory writedowns, the incurrence of other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. Accordingly, results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarters. The Company maintains a policy of deferring the recognition of costs of mailings and amortizing those costs over the seasons in which associated revenues will be recognized. Results of operations are affected not only by the seasonality of the Company's net revenues, but also by seasonal variations in product mix, the fixed portion of the Company's operating expenses and the building of additional infrastructure in anticipation of the Company's growth plans.

     The relatively constant net revenues in the third and fourth quarters of fiscal 1996 over the comparable quarters in fiscal 1995, were the result of a number of factors, including (i) the retail slowdown in July and the shift in summer vacations to August caused by the Olympics, (ii) the "wear now" consumer trend in the U.S. resulting in the delay of back-to-school purchases from August until after Labor Day, (iii) an unexpected mailing delay in November caused by production problems at one of the Company's third-party printers, coupled with a post office delay caused by the U.S. presidential elections and (iv) the shorter Holiday season between Thanksgiving and Christmas in fiscal 1996 as compared to fiscal 1995.

     The Company capitalizes a portion of selling, general and administrative expenses including: catalog development, printing, paper and catalog mailing expenses; and amortizes these expenses in relation to catalog revenues from each catalog mailing. The Company's selling, general, and administrative expenses are also affected by toll-free telephone expense and outbound shipping costs which are also related to revenues. As a result, the variable portion of selling, general and administrative expense has and may continue to fluctuate in conjunction with net revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Fulcrum has historically funded its operations through a combination of funds generated from operations, bank credit facilities and the private sales of debt and equity securities. Working capital requirements generally precede the realization of net revenues. The Company draws on its working capital line to produce its catalogs and increase inventory levels in anticipation of future demand and to help ensure faster fulfillment of customer orders. A portion of the Company's working capital needs for inventory and services are met by increased accounts payable, extended payment terms and the establishment of trade credit arrangements.

     Net cash used by operating activities was $3.8 million in fiscal 1995 and was $2.6 million during fiscal 1996. This decrease was primarily due to increased cash flow generated by operations partially offset by increased investment in infrastructure and customer name acquisition.

     Purchases of assets were approximately $6.5 million in fiscal 1996. These expenditures were primarily related to investments in the Company's headquarters, call center, distribution center and information systems. The Company plans to make capital expenditures of approximately $5.0 million during fiscal 1997.

     In October 1996, Fulcrum privately placed $10.0 million in subordinated debt (the "J.H. Whitney Note") and $2.0 million in Common Stock with the Whitney Subordinated Debt Fund and the Whitney Equity Fund, respectively, to fund working capital. The J.H. Whitney Note bears interest at a rate of 10.101% and has a seven-year balloon payment. However, $3.0 million is required to be repaid within five days of an initial public offering, and such prepayment is therefore specified as a use of proceeds of the Offering. The Company will incur an extraordinary loss of approximately $200,000 in connection with debt extinguishment in the period in which such amount is repaid. See Note 3 of Notes to Consolidated Financial Statements.

     In December 1996, the Company entered into an agreement with SunWest Bank of Albuquerque, now a subsidiary of NationsBank, to expand its credit facility effective January 1, 1997. The $10.0 million credit facility bears interest at a rate of 0.5% over the bank's corporate base rate or 3.1% above LIBOR, at the Company's election. The Company has elected to use the bank's corporate base rate plus 0.5%, through June 30, 1997, which was 8.75% as of February 28, 1997. This credit facility also includes the right to borrow up to $2 million for the purpose of issuing standby and commercial letters of credit and is secured by the assets of the Company. The line of credit expires May 1998. As of December 28, 1996, the Company had outstanding $1.7 million under this line of credit.

     The Company believes that its existing lines of credit, available cash (including the net proceeds of the Offering) and cash flow from operations will be sufficient to support its capital requirements through at least fiscal 1998. The Company may be required to seek additional sources of funds in the future, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing on a timely basis could have a material adverse effect the Company's business, financial condition and results of operations.

NET OPERATING LOSSES

     For tax purposes, customer acquisition expenditures are expensed as incurred, thereby allowing the Company to defer tax liabilities. As of December 28, 1996, on a tax basis, the Company had net operating losses of $2.5 million, which may be used to reduce the Company's future income taxes. The Internal Revenue Service has issued a ruling, which the Company is currently appealing. This ruling would have the effect of reducing the Company's net operating losses by up to approximately $500,000. Until such time as the net operating losses are fully utilized, a higher percentage of cash generated from operations will be available than would be available if the Company were unable to use the net operating losses to reduce its taxable income. See Note 8 of Notes to Consolidated Financial Statements.

INFLATION

     Results of operations have not been significantly affected by inflation since inception. The Company, in the normal course of business, has been able to offset the impact of increased costs through operating efficiencies and selected price increases.

                                    BUSINESS

OVERVIEW

     Fulcrum is a leading direct marketer of proprietary children's apparel brands, including After the Stork, Playclothes, Little Feet, SunSkins and Discount Direct. The Company's strategy is to capitalize on the significant growth opportunity in the children's apparel catalog market by building a portfolio of distinct brands. Fulcrum markets its portfolio of brands primarily through full-color catalogs developed by the Company to target well-educated, middle to upper dual-income households with children from six months to 12 years old. The Company seeks to differentiate itself from other retail and catalog companies by understanding the needs of its target customers, promising a superior shopping experience, offering a broad assortment of merchandise to complete all wardrobing needs and delivering total customer satisfaction. After the Stork offers a broad assortment of basic clothing primarily made of natural fibers. Playclothes offers fashionable outfits that add something special to a child's wardrobe. Little Feet, which the Company believes is the only national footwear catalog for children, offers customers a broad selection of mid-priced, basic and fashion footwear. The Company's SunSkins brand of clothing, designed to protect against the sun's harmful UV rays, is marketed through its catalogs, other direct marketing channels and wholesale channels. In addition, Discount Direct is a direct mail liquidation vehicle for each of the Company's brands.

     In Spring 1994, the Company acquired After the Stork, which it believes is the oldest children's apparel catalog, originally published in 1980. In Fall 1994, the Company began to remerchandise and reposition the After the Stork brand. In Spring 1995, the Company developed its line of SunSkins clothing, and in Fall 1996, it introduced its Little Feet brand. In Summer 1996, the Company agreed to acquire the Playclothes brand name and related customer list and focused immediately on remerchandising and repositioning the catalog. The Company mailed the first edition of its Playclothes catalog in January 1997.

     Net revenues grew 27.6% from $28.6 million in fiscal 1995, the Company's first full fiscal year of operations, to $36.5 million in fiscal 1996. With the acquisition of the Playclothes brand, which generated net revenues of $28.8 million in 1996 under its previous owner, the Company believes that its housefile is the largest among children's apparel catalog companies in the U.S., with 3.0 million names as of January 1, 1997, including more than 1.2 million active customers that have purchased from one of the Company's brands during the last 24-months. The Company mailed 15.5 million catalogs in fiscal 1996 and expects to mail more than 35 million catalogs in fiscal 1997.

THE CHILDREN'S APPAREL CATALOG MARKET

     As members of the Baby Boom generation have reached their peak child-bearing years, their families have created a demographic bulge commonly referred to as the Echo Boom. According to the U.S. Commerce Department Bureau of the Census (the "U.S. Census Bureau"), the Echo Boom has caused the population of children under 13 years old to grow from 42.2 million in 1975 to an estimated 51.0 million in 1996, an increase of nearly 21%. This demographic group is expected to grow slightly as the U.S. Census Bureau estimates the annual birth rates will remain constant at approximately 3.9 million new births each year until at least 2010.

     The U.S. Census Bureau has reported a significant increase in dual-income families. In 1994, 61.7% of married women with children under age six and 75.5% of married women with children aged six to 13, worked (as compared with 36.7% and 51.8%, respectively, in 1975). The trend of more births to time-constrained working mothers has resulted in increased demand for children's direct marketing companies that can provide convenient shopping at home or work, 24 hours a day, 365 days a year.

     According to NPD Research, Inc. ("NPD"), in 1996, women's apparel catalog purchases represented 9.6% of total women's apparel purchases, or $8.2 billion, while U.S. children's apparel catalog purchases represented only 2.9% of total children's apparel purchases of $26.9 billion. Since women are largely responsible for children's apparel purchase decisions, the Company believes that, as more women seek to take advantage of the benefits offered by children's apparel catalog shopping for children's apparel, the penetration rate for children's apparel catalog sales should grow to more closely approximate the percentage of women's apparel catalog purchases.

BUSINESS STRATEGY

     The Company believes that the children's apparel catalog customer has been underserved and undermailed due to the limited circulation of children's apparel catalogs in the fragmented children's apparel catalog market. The Company's strategy is to capitalize on this significant growth opportunity by (i) understanding its target customer, (ii) using its substantial understanding of the target customer to build a portfolio of proprietary children's apparel brands that promise a superior product and shopping experience, (iii) consistently delivering exceptional customer service and fulfillment, (iv) continuously measuring and analyzing the performance of its branded offerings and (v) refining and improving the product and shopping experience. The Company believes that if its customers are totally and consistently satisfied with their shopping experience, that market penetration, customer lifetime value and the intrinsic value of each of the Company's brands will be increased. The following diagram illustrates the Fulcrum Formula for building brand value:

                                      LOGO

     Understand the Customer. The Company believes that by understanding its target customer, it can provide the most relevant branded offering to improve response rates, average order size and purchase frequency. The Company regularly refines its understanding of the target customer's needs and expectations by using sophisticated statistical modeling and segmentation techniques to develop composite profiles of its target customers. The Company talks with and solicits feedback from its customers and performs detailed market research, focus group studies and surveys. By thoroughly understanding its customers' needs and expectations, the Company strives to continuously improve its branded offerings, increase the efficiency of its mailings through targeted marketing and identify new product and market opportunities for brand extension and new brand development.

     Promise a Superior Product and Shopping Experience. The Company believes that its targeted branded offerings create in the mind of the customer the expectation of a superior product and shopping experience. The Company targets specific segments of the children's apparel market with distinctive branded offerings. Each brand has its own voice that is communicated to the target customer through all elements of the catalog, including merchandise selection, price points, product quality, layout, lifestyle photography, catalog production quality, copy and service policies.

     Deliver Exceptional Customer Service and Fulfillment. The Company believes that exceeding customer expectations is the key to increasing customer loyalty, attracting new customers and increasing customer lifetime value. The Company strives to provide each customer with prompt, knowledgeable and courteous customer service, and rapid order fulfillment. The Company's employee training programs, call center, telephone and management information systems, as well as its order fulfillment and unconditional return policy, are all designed to carry out this strategy through adherence to strict operating procedures. All employees initially undergo an extensive three-month training program and receive ongoing training. The Company believes that continuous training at all levels throughout the Company significantly improves the overall shopping experience and reduces operating costs.

     Measure and Analyze Performance. The Company devotes substantial time and resources to data collection and measurement and analysis of performance. The Company uses advanced statistical models to evaluate customer feedback, product performance, sales trends, customer demand, performance histories, current inventory positions, return rates and the projected success of each item. The Company also conducts ongoing analyses of its competitors. These analyses are used to make mailing and merchandise decisions and to test new products and brand extensions.

     Refine and Improve the Product and Shopping Experience. The Company believes that continuous refinement of the shopping experience is required in order to provide the highest level of customer satisfaction. Based on the Company's ongoing measurement and analysis of performance, it regularly refines its catalog mailing plans and merchandise mix.

GROWTH STRATEGY

     Fulcrum is committed to capitalizing on the substantial growth opportunities in the children's apparel catalog market by maximizing the potential of its portfolio of brands, introducing new brands and pursuing strategic acquisitions. Key components of the Company's growth strategy include the following:

     Mail Smarter. The Company pursues an aggressive mailing strategy based on housefile regression modeling techniques to increase response rates from each segment of its housefile. The Company intends to continue its customer name acquisition and cross-mailing programs, which include the rental of other catalog customer lists. The Company's overall mailing strategy is to increase circulation while maintaining a positive contribution to operating results from each segment mailed.

     Expand and Refine the Merchandise Offer. The Company believes there is an opportunity to generate additional sales from existing customers and higher average transaction sizes by adding new merchandise categories and refining merchandise assortments. The Company regularly evaluates new merchandise categories in an effort to increase the appeal of its merchandise offerings. For example, the Company has expanded its existing categories of basics, boys clothing and swimwear and has added new categories of counter-seasonal items, outerwear and special event wear.

     Target Selected International Markets. The Company seeks to continue to develop selected international markets. For example, the Company introduced in Japan its After the Stork brand in 1995, its Little Feet brand in 1996 and its Playclothes brand in 1997. Net revenues from Japanese sales increased from $2.9 million in fiscal 1995 to $9.0 million in fiscal 1996, representing 10.1% and 24.7% of net revenues in fiscal 1995 and fiscal 1996, respectively. The Company also offers its catalogs through internationally published catalogs-of-catalogs in an effort to identify other viable markets. The Company expects to continue selectively testing additional international markets in fiscal 1997 and 1998.

     Develop New Distribution Channels. The Company believes that by extending certain brands and product lines to select wholesale channels in the U.S., Fulcrum can increase its brand visibility and overall product distribution by exposing non-catalog shoppers to its branded products. The Company believes that by exposing potential customers to its products in a retail setting, such customers will be more receptive to the Company's branded offerings presented in its catalogs. In Spring 1997, Fulcrum has begun to build its wholesale business by introducing its SunSkins brand in specialty retail shops and select department stores. The Company is also beginning to establish wholesale distribution in Canada and Japan with selected partners. Additionally, the Company plans to develop the Internet as an important vehicle for brand building and eventually expects it to be an important product distribution channel.

     Introduce New Catalog Brands. The Company intends to periodically develop new catalog brands that feature merchandise concepts designed to further penetrate distinct segments of the children's apparel catalog market and other markets that can be served efficiently by the Company's substantial housefile. The Company's goal is to create new catalog brands that leverage information gathered by the Company to capture distinct and increasingly discrete segments of the market. For example, the Company identified an opportunity for a branded specialty catalog offering children's shoes and hosiery, which resulted in the introduction of Little Feet in Fall 1996. The Company is currently evaluating other potential merchandise categories and related customer segments that have the potential to support new catalog brand introductions.

     Invest Proactively in Infrastructure. The Company believes that its scalable, state-of-the-art facilities and systems provide it with significant operating leverage, which is a key to the continued success of the Company. Fulcrum's $8.5 million state-of-the-art headquarters, call center and distribution center in Rio Rancho, New Mexico, was designed to be scaleable and expand as the Company grows. In addition, during fiscal 1995 and fiscal 1996 the Company invested an aggregate of $7.8 million in infrastructure, including computer hardware and software upgrades, a new telephone system and operating equipment.

     Pursue Strategic Acquisitions. The Company regularly evaluates strategic acquisitions as the fragmented children's apparel market continues to consolidate. The Company's goal is to pursue strategic acquisitions that leverage management, marketing and operating assets to increase net revenues and improve operating results over time. For example, in December 1996, the Company acquired the Playclothes brand from The Walt Disney Company. Playclothes has enabled the Company to enter a more fashion-oriented segment of the children's apparel market, which the Company did not previously serve.

FULCRUM'S PORTFOLIO OF BRANDS

     Fulcrum primarily markets its After the Stork, Playclothes, Little Feet and Discount Direct brands through full-color catalogs. Additionally, Fulcrum markets its SunSkins brand of sun protective clothing in its catalogs as well as through other direct marketing and wholesale channels. The Company's brands target well-educated, middle to upper, dual-income households with children from six months to 12 years old. A critical element of the Company's merchandising strategy is its dynamic product assortment and one-stop shopping focus. The Company's brands cover a broad range of children's apparel merchandise categories, including sweaters, shirts, pants, dresses, jumpers, underwear, hosiery, shoes, sleepwear, swimwear, outerwear, accessories, personal care products, costumes and bedding.

     Each of the Company's brands has a dedicated creative team made up of the Company's in-house team of merchants, marketers, catalog creative staff and graphic artists, and independent creative staff for art direction, photography and copy-writing. The Company's team approach helps to ensure a fresh presentation of its products from season to season, while at the same time maintaining the consistent and distinctive voice of each brand. The following is a brief overview of each of the Company's brands:

     After the Stork, which was first published in 1980, presents a high quality, value-priced, branded offering to customers interested in purchasing basic clothing made primarily of natural fibers. After the Stork products are durable, most are 100% cotton, many are unisex and are generally available in broad color assortments across a broad range of traditional merchandise categories. The Company's demographic surveys indicate that the typical After the Stork customer is a college-educated 25 to 44 year old married female with a household income over $50,000 and children six months to 12 years old. Most

After the Stork customers reside in urban areas, and in rural regions where retail choices are limited. The Company mailed 15.2 million After the Stork catalogs in fiscal 1996 in 17 different editions.

     Playclothes, which was first published in 1991 by The Walt Disney Company, presents a high quality, value-priced, branded offering of outfits designed to appeal to customers who are looking to add fashionable clothing to their child's wardrobe. Boys and girls apparel is clearly differentiated, and the merchandise selection is directed more toward girls than boys. The Company believes that the novelty look of much of the Playclothes merchandise is especially appealing to specialty store and boutique shoppers. The Company's demographic surveys indicate that the typical Playclothes customer is a 25 to 40 year old married female residing in suburban areas with a household income over $40,000 and children two to 12 years old. Currently, there is relatively little duplication between the After the Stork and Playclothes housefiles (less than 25% overlap at the end of fiscal 1996), which provides the Company with a large cross-mailing opportunity. The Walt Disney Company, the prior owner of Playclothes, mailed
18.2 million Playclothes catalogs in 1996. The Company mailed its first edition of the Playclothes catalog in January 1997 to prospective customers in the U.S. and Japan. The Company's first Playclothes catalog featured a remerchandised and repositioned offering. The Company plans to mail 10 additional editions in fiscal 1997.

     Little Feet, which the Company believes is the only national footwear catalog exclusively for children, was first published in Fall 1996. Little Feet offers a broad, mid-priced selection of basic and fashion styles, plus a small number of coordinating hosiery, outerwear and apparel items. The Company's demographic surveys indicate that the typical Little Feet customer is a 25 to 44 year old married female with children six months to 12 years old. The Company believes that Little Feet appeals to both After the Stork and Playclothes customers, as well as to the customers of other children's catalogs. Following an introductory mailing of 384,713 catalogs in fiscal 1996, the Company plans to continue preliminary mailings of Little Feet in the first half of fiscal 1997. Depending on market acceptance, the Company may expand circulation in the second half of fiscal 1997.

     The SunSkins line, made from Solarweave fabric, blocks in excess of 97% of the sun's harmful UV rays. The SunSkins line was developed by the Company in 1995 in recognition of the consumers' desire to protect their families from the sun. With skin cancer rates on the rise, federal agencies have issued strong warnings to parents to protect their children from even routine daily exposure to the sun. The Company markets SunSkins through its own catalogs, as well as through other direct marketing channels and select U.S. and international wholesale channels.

     Discount Direct, the Company's "Warehouse Sale by Mail," was first published in Spring 1996 and serves as a direct mail liquidation vehicle for each of its brands. The Company also liquidates merchandise through clearance versions of its other branded catalogs. Discount Direct offers the Company's customers reduced prices on discontinued merchandise and ranges in format from a full catalog to inserts in its full-price catalogs and in packages shipped to customers. The Company mails Discount Direct as it determines appropriate to manage inventory.

THE COMPANY'S CULTURE

     Fulcrum's culture focuses on delivering total customer satisfaction, a goal shared by all employees at all levels of the Company. The Company believes that its most important asset is its people. The Company also believes that it is management's role to give responsibility to front-line employees, provide them with appropriate training and support, and thereby empower them to serve the Company's customers and achieve excellence. Only through employing the highest quality people, who care about and want to serve its customers, can the Company provide a superior shopping experience and build the value of its brands. The Company's goal is to instill in each employee a strong sense of each individual's contribution to the customer's total satisfaction. Cross-training within and outside of each department is encouraged by management and provided broadly throughout the Company. The Company believes that its culture is best stated in its corporate belief statement:

                                WE BELIEVE . . .

                   OUR CUSTOMERS MUST BE SATISFIED, TOTALLY!

           EACH OF OUR FELLOW EMPLOYEES MUST BE TREATED WITH RESPECT
      We are dedicated to fostering a work environment where team harmony, individual growth opportunities and the dignity of every employee are paramount concerns.

                           WE MUST ACHIEVE EXCELLENCE
                 We are dedicated to being the best we can be.
        We will constantly redefine excellence and strive to achieve it.
                          We will not settle for less.

   THE QUALITY OF OUR FUTURE DEPENDS ON CONTINUED INVESTMENT IN OUR BUSINESS
                     We are dedicated to profitable growth.
    To create opportunities for our Company, we must invest ourselves in the business every day.

                         OUR SUPPLIERS ARE OUR PARTNERS
    We are dedicated to fostering mutually beneficial relationships with our suppliers.
                   We understand that our futures are linked.

                        WE MUST SUPPORT OUR COMMUNITIES
             We are dedicated to sharing our talents and resources to improve the communities in which we live and work.

MARKETING

     A principal component of the Company's success is its ability to build and maintain its housefile in order to obtain new customers, retain existing customers and build brand recognition. The following paragraphs describe the Company's principal marketing activities.

     "Mining" the Housefile. The Company's marketing efforts are focused on its housefile of 3.0 million customers as of January 1, 1997, with over 1.2 million active customers who have purchased from one of the Company's brands in the last 24 months. The Company believes its housefile is the largest of any children's apparel catalog company. Fulcrum's housefile contains detailed information on each customer, including purchase history, and demographic, geographic and psychographic data. This data is used in the Company's proprietary housefile regression model to rank each customer segment's likelihood of responding to a given offer, with the goal of maximizing the potential of each catalog mailing plan. The Company believes that its advanced statistical modeling and customer segmentation techniques used in preparing future mailings, provide it with a competitive advantage. The Company believes that these techniques will allow it to continue to improve response rates and net revenues per catalog mailed.

     Obtaining New Customers. The Company's primary method for obtaining new customers is to mail catalogs to segmented lists that are determined likely to provide a positive contribution to operating results. The Company obtains the names of prospective customers through a variety of sources, including (i) customer lists of other children's product catalogs, (ii) compiled and participatory databases, (iii) customers lists of adult apparel or other relevant lifestyle catalogs and (iv) subscribers of children and family-related magazines. The use of these outside sources for names of prospective customers has been and is expected to continue to be a key component of the Company's efforts to attract new customers. Names derived from purchased or rented lists have historically generated lower response rates than names derived from word-of-mouth requests. Accordingly, the Company anticipates that overall response rates would decline if the Company increased its use of purchased and rented lists relative to its use of names in its housefile. However, the Company must also constantly update its mailing lists to identify new prospective customers.

     The Company obtains prospect names either by renting them or by exchanging its own names for prospect names on a market value basis. The Company believes it has excellent list exchange relationships. During fiscal 1996, Fulcrum mailed
15.5 million catalogs, of which 50.8% were mailed to prospective customers, and 49.2% were mailed to existing customers. In addition, by acquiring the Playclothes brand, Fulcrum gained the right to model and mail to The Disney Catalog's customer list without additional cost during fiscal 1997.

     Customer Retention Programs. Fulcrum currently offers customers who have met certain purchase levels a specialized customer service program called the "Preferred Shopper Program." Services provided under the Preferred Shopper Program include a personal shopper, personalized follow-up letters and telephone calls and special promotions. The Company believes that this program, coupled with the Company's other customer service strategies, promotes greater customer loyalty and higher retention rates. The Company intends to continue to test new customer retention programs and strategies.

     Brand Building Efforts. The Company promotes its brands by providing editorial material to key print media, conducting ongoing direct media communications, providing the media with brand-specific press kits, conducting special promotional programs, and participating in new media, such as the Internet and direct response space advertising. The Company publishes Stork News, a newsletter that provides information, services and promotional opportunities to customers and activities and contests for their children. Fulcrum is also testing its After the Stork web site as a means of building brand awareness.

     Integrated Marketing Programs. Another aspect of the Company's marketing strategy is to sell advertising space in its catalogs to well-known consumer product brands. These programs bring advertising and merchandising together in a single format, providing the Company with advertising revenue while at the same time closely associating the Company's brands with well-known consumer product brands, such as All, BeechNut, Cheer, Dannon and Snuggle.

MERCHANDISING AND PRODUCT DESIGN

     The merchandising process starts with a detailed analysis of the Company's sales history and establishment of projected sales levels and gross margin targets. Fulcrum's marketing and merchandising groups work closely together to forecast gross merchandise dollars by merchandise category. The merchandise and design teams develop merchandise lines by using a variety of sources and techniques to gather fashion and product information including, reviewing competitor catalogs, visiting retail stores, surveying trend magazines, evaluating fabric lines and attending industry shows to determine trends in color and pattern. Direction for new products is also derived from analyses of prior season's merchandise offerings (including both catalog and non-catalog competitors) and customer and merchandiser suggestions. From these sources, trends and color themes are developed, fabric and prints are selected and products are designed.

     The Company's brands consist of a broad assortment of children's apparel merchandise categories, including sweaters, shirts, pants, dresses, jumpers, underwear, hosiery, shoes, sleepwear, swimwear, outerwear, accessories, personal care products, costumes and bedding. By providing a broad merchandise assortment, and by regularly adding fresh merchandise and refining existing merchandise categories, the Company's brands seek to promote additional purchases to increase average order size and retention rates by promptly responding to customers' changing preferences. The Company designs most of its own products, but also purchases branded products from other companies for inclusion in its catalogs. The Company may increase the page counts of its catalogs to accommodate the introduction of new, related or similar merchandise and merchandise categories.

     The Company regularly collects product improvement and merchandise mix ideas from its customers. Customer service representatives solicit feedback and comments from the Company's customers on customer reaction forms that are distributed to senior management, marketing, merchandising and production for review. The Company uses sophisticated models to evaluate customer feedback, product performance, sales trends, customer demand, performance histories, current inventory positions, return rates and the projected success of each item. These analyses are used to make merchandise placement and promotion decisions, as well as to plan the introduction and testing of new products. Consequently, the Company's merchandise mix is analyzed and refined throughout each season as new items are introduced, remerchandised and ultimately replaced if they do not meet the Company's performance standards.

INVENTORY MANAGEMENT

     The Company currently offers a broad assortment of children's apparel that is carefully controlled through sophisticated inventory management techniques. As of February 28, 1997, the Company's inventory management system contained over 21,000 SKUs. Sales estimates are determined by merchandise category which starts the purchasing process. The purchasing plan is forecasted down to the SKU level using the Company's forecasting system, which takes into account historical seasonality models, market expectations, product and raw material lead times and overall category assortment. The Company believes that its centralized inventory, which is managed by its integrated warehouse management system, provides the Company with the ability to maintain high levels of inventory accuracy and to continuously measure and analyze inventory levels and compare them against demand. This helps the Company to lower inventory levels, increase turns, maintain high fill rates, reduce markdowns and increase GMROI (gross margin return on investment). If an overstock position develops, the Company acts quickly to dispose of such inventory at the highest possible margin by moving the product through several promotional distribution channels, including price promotions in current season catalogs, end-of-season clearance catalogs, Discount Direct and sale flyers in outbound packages.

MANUFACTURING

     Fulcrum manages most aspects of the manufacturing supply chain but does not invest in sewing operations, electing instead to contract cutting and sewing functions to qualified factories. The Company believes that outsourcing reduces investments in fixed assets and provides flexibility to source on a worldwide basis to achieve lower prices and higher quality. In fiscal 1996, the Company outsourced 66.4% of its manufacturing to suppliers in the U.S. and 33.6% to international suppliers. Fulcrum currently works with approximately 50 contractors, with no supplier exceeding 5.0% of total supplier purchases.

     Once production has begun, members of Fulcrum's quality assurance team inspect product lines to help ensure that Fulcrum garments are manufactured to the Company's quality specifications. The team also monitors working conditions for safety and fairness. Fulcrum requires contractors to certify that all applicable labor laws are being followed. Fulcrum believes that continuous communication is critical to the success of its manufacturing process and, as such, suppliers are reviewed periodically to identify opportunities to strengthen relationships and improve communications. Fulcrum evaluates factories on an ongoing basis. In 1997, Fulcrum plans to implement a formal supplier communication program with more frequent and structured feedback, and to pursue electronic data interchange and Internet e-mail opportunities with certain of its suppliers. See "Risk Factors -- Reliance on Unaffiliated Manufacturers" and "-- International Suppliers."

CUSTOMER SERVICE AND FULFILLMENT

     Fulcrum strives to provide exceptional customer service by fulfilling the needs of its customers in a timely and efficient manner. The Company's daily service operations revolve around three areas: the call center, the distribution center and the returns department.

     Customer Service. Fulcrum maintains a highly efficient, state-of-the-art call center at its corporate headquarters in Rio Rancho, New Mexico. Once a call is received by the Company, it is routed to the first available customer service representative by the Company's scalable telephone system that is expandable to 2,000 stations. As of February 28, 1997, the Company had 135 customer service representative stations installed in its call center and 186 trained customer service representatives on staff. The Company closely tracks forecasted demand and hires and trains new customer service representatives and seasonal customer service representatives as required to maintain its service standards. All of the Company's employees undergo a three-month training program and receive ongoing training. The Company currently receives training grants from the State of New Mexico to partially offset training costs.

     The Company's telephone system keeps customer service representatives abreast of order volume on a real-time basis through lighted message boards. The message boards display to all customer service representatives the current status of calls waiting, longest wait time and the number of representatives logged into the phone system. Customer service representatives are empowered to change work assignments to meet customer demand. Customer service representatives take orders via the Company's order entry system, which is programmed to guide the customer through a unique, carefully designed call program and are empowered to resolve most customer inquiries without supervisor involvement. For out-of-stock items, the customer service representative can quote availability directly from purchase order information on a real-time basis and can instantly recognize all available in-stock alternatives for the item in question by looking at a matrix of substitute items. Items received into the Company's distribution center, through a real-time receiving system, are instantly available to customer service representatives for sale. Online information is also available to provide customer service representatives with information on coordinating outfits, thereby supporting cross-selling opportunities.

     To serve customers and provide redundancy 24 hours a day, 365 days a year, Fulcrum has contracted with a remote call center, which provides overflow, off hours and disaster customer service. On a daily basis Fulcrum uploads, via modem to its remote call center inventory availability, product descriptions and specifications. The Company also downloads customer orders taken by its remote call center. The Company's goal is to answer at least 98% of all domestic calls at its primary call center. The Company also accepts orders by mail, fax and e-mail and payment by credit card, personal check and money order.

     To provide the highest level of customer service to its Japanese customers, Fulcrum has recently contracted with a third-party call center in Tokyo to take orders and provide customer service and returns processing in Japan. This center will open in the first half of 1997 and will have a real-time connection to the Company's computer system. Japanese customer service representatives will be trained by the Company and will follow the same customer service standards as representatives in the Company's U.S. call center.

     Fulfillment. All order information is processed through the Company's computer system and linked to its distribution center, which generally allows it to ship each order within 24 to 48 hours. During each phase of the shipping process, the system is updated with the exact status of the customer's order, enabling the call center to provide real-time information regarding the customer's order. Before leaving the warehouse, each package is scanned by a manifesting system, which is integrated with the order entry and fulfillment system. The manifesting system records the exact time that the order left the building and the method of shipment. This information is immediately available to the customer by calling customer service. The customer's credit card is billed upon shipment, and the Company typically receives funds within two to three business days. Disruption in the Company's ability to fulfill its orders on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Order Fulfillment."

     Returns. The Company has an unconditional return policy for all of its merchandise, under which a customer can return any item for any reason at any time with no questions asked. The

Company makes allowances in its financial statements for anticipated merchandise returns based on historical return rates. Because the Company's allowances are based on historical return rates, there can be no assurance that the introduction of new merchandise in existing catalogs, the introduction of new catalogs, changes in the merchandise mix or the introduction of new catalogs in international markets, introduction of new distribution channels or other factors, will not cause actual returns to exceed return allowances. The Company expects to open a return processing center in Japan in the first half of 1997 to provide the same level of service to its Japanese customers as provided in the U.S. The Company believes that this will result in an increased merchandise return rate for Japanese sales. See "Risk Factors -- Merchandise Returns."

INFORMATION SYSTEMS

     The Company is committed to ongoing investment in information systems to increase operating efficiency, provide exceptional customer service and maximize its growth potential. The Company believes that investing in information systems in anticipation of customer and sales growth allows it to maintain operational flexibility to capture strategic or market opportunities, including increased sales volumes and shifts in customer preferences. The Company further believes that data capture and continuous analysis is central to the competitive success of the Company's business. The Company's information systems strategy team, which includes all members of senior management, identifies business challenges and adopts the most appropriate technology solution. Importantly, such solutions are designed to ensure tight integration of all existing systems and provide company-wide communication.

     The Company has made, and continues to make, significant investments in systems which support marketing, merchandising, forecasting, customer service, inventory management, fulfillment, and financial control and reporting. These systems enable the Company to monitor, on a real-time basis, customer demand, customer orders, gross margins, inventory and shipping. Specific investments made in the last 24 months to upgrade Fulcrum's information systems infrastructure include (i) upgraded computer hardware, (ii) upgraded telephone hardware, (iii) investments in warehouse efficiency, including bar coding hardware and software, new conveyor systems and facility expansion and (iv) new marketing, forecasting, call center, distribution center, MRP and accounting software.

     The Company uses data warehousing to ensure consistent and timely data collection and analysis. The Company also utilizes a sophisticated marketing database, which aids in the collection of transaction information, cross checks such information for consistency, and enables the Company to perform analysis and regression modeling.

     Disaster Recovery. In order to provide exceptional customer service, all of the Company's call center and distribution center are supported by numerous disaster recovery protocols. The Company has installed an emergency generator that provides the electricity needed to continue all operations during a power failure. In addition, each integral system within the Company's operations is directly connected to battery powered back-up systems and each critical system is backed up to maintain the Company's ability to take orders and ship orders in accordance with the Company's service standards. There can be no assurance that the Company's precautions will be sufficient to prevent a delay in operations and any significant delay could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Dependence on Management Information Systems."

SUPPLIERS AND RAW MATERIALS

     Fulcrum's raw material needs consist primarily of fabrics and trims for garments and paper for catalogs. Fulcrum remains flexible in its relationships and agreements with vendors. Agreements are typically for one season and are only active when service standards are met. The Company's growth has required its vendors to perform at a consistently high level. Fulcrum shares analyses and other information with its vendors in order for them to understand the goals of the Company and to realize they are an integral part of Fulcrum's success. Fulcrum is not currently a party to any long-term supply contracts (other then a three-year contract for "800" service from AT&T), but may enter such contracts in the future. The Company has not taken any steps to hedge commodity price fluctuations. Fulcrum's growth has strengthened its leverage with suppliers and has helped minimize raw material cost increases. In the future, Fulcrum may consider bulk purchases of commodity materials.

     Fulcrum prints its catalogs with third-party catalog printers that provide printing and mailing services. The Company separately negotiates for paper purchases on a quarterly basis directly with paper mills. While paper prices experienced significant increases in 1995, the Company's overall print costs were not materially affected, as compared to 1994, as a result of cost containment measures instituted by the Company in the print area subsequent to the March 1994 acquisition of After the Stork. Paper prices have now receded from 1995 levels; however, the Company is continuously looking for ways to control and reduce paper and printing costs. In late 1996, in anticipation of the additional 1997 volume from internal growth and the Playclothes acquisition, the Company hired senior level catalog production and catalog creative directors dedicated to managing these activities. While the Company has historically passed on to customers the costs of overnight and ground delivery of merchandise, it has not, and does not intend to pass on, the costs of catalog mailings and paper to its customers. Material increases in paper or catalog delivery costs or the inability to pass on the costs of overnight and ground delivery of merchandise could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Fluctuations in Postage and Paper Expenses."

COMPETITION

     The children's apparel market is highly competitive with few barriers to entry, and the Company expects competition in this market to increase. The Company's competitors include other children's apparel catalogers, as well as traditional apparel manufacturers and retailers of children's clothing, such brands as The Gap (including its Baby Gap, Gap Kids and Old Navy brands), Gymboree, L.L. Bean, Lands' End and OshKosh B'Gosh. Many of the Company's competitors are larger, have longer operating histories, substantially greater financial, distribution and marketing resources and significantly greater name recognition than the Company.

     The Company believes that the principal competitive factors in the children's apparel market are strength of brand image, quality, style, price, selection, convenience, product availability, and customer service and fulfillment. While the Company believes that it has been able to compete successfully on the basis of these factors, there can be no assurance that the Company will be able to maintain or increase its market share in the future. In addition, the Company expects that the direct marketing industry will continue to be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. See "Risk Factors -- Competition."

EMPLOYEES AND LABOR RELATIONS

     As of February 28, 1997, the Company had 565 employees, of whom 105 were salaried, 411 were hourly and 49 were part-time. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that it provides employees a competitive and attractive salary and benefits packages and that the general labor market conditions in Rio Rancho, New Mexico and the surrounding areas are favorable, with the existence of a relatively well-educated and sizable labor pool. The Company considers its relationship with its employees to be excellent.

PROPERTIES

     The Company's 145,000 square foot headquarters building is leased from Fulcrum Properties L.P., a Delaware limited partnership ("Properties"), pursuant to a ten-year lease. The headquarters building also houses the call center and distribution center. The Company has agreed to purchase all of Properties' rights in the headquarters building (including Property Bond Purchaser, Inc. and the County Lease, as defined below) upon completion of the Offering. In 1996, the Company entered into an arrangement with the City of Rio Rancho whereby the Company is permitted to make certain payments in lieu of property taxes otherwise due. In order to effect such arrangements, the Industrial Development Board of Rio Rancho, New Mexico issued industrial development revenue bonds due 2006 to Property Bond Purchaser, Inc., a New Mexico corporation which is a wholly owned subsidiary of Properties (the "Bonds"), and used the proceeds of the Bonds to obtain record title to the headquarters building used by Fulcrum. The headquarters building is leased to Properties pursuant to an industrial development revenue bond lease (the "County Lease") and, in turn, sub-leased to the Company. See "Certain Relationships and Related Transactions." The Company believes its facilities are well-maintained and in good operating condition.

INTELLECTUAL PROPERTY

     The Company's After the Stork trademark is registered with the U.S. Patent and Trademark Office and the Company currently has applications for registration of certain of its additional trademarks pending in the U.S., Japan and Canada. The Company is not aware of any pending conflicts concerning its use of its trademarks. See "Risk Factors -- Dependence on Intellectual Property."

ENVIRONMENTAL ISSUES

     The Company's activities are subject to various environmental and worker safety laws. The Company has expended resources, both financial and managerial, in an effort to comply with applicable environmental and worker safety laws in its operations and at its facilities, and the Company anticipates that it will continue to do so in the future. Compliance with environmental laws has not historically had a material effect on the Company's business, financial condition or results of operations. There can be no assurance, however, that future compliance with environmental laws will not have a material adverse effect on the Company's business, financial condition and results of operations in the future. See "Risk Factors -- Government Regulation."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Executive officers, directors and key employees of the Company and their ages as of February 28, 1997 are as follows:

              NAME                 AGE                           POSITION
---------------------------------  ---   --------------------------------------------------------
Michael G. Lederman..............  43    Chairman of the Board and Chief Executive Officer
Scott A. Budoff..................  32    President, Chief Operating Officer, Secretary and
                                         Director
Gregory L. Anapol................  28    Vice President, Operations
Katherine S. Batson..............  40    Vice President, Merchandising and Catalog Creative
Marc Benjamin....................  32    Vice President, Market Development
Carrie K. Cole...................  33    Vice President, Finance and Accounting, Chief Financial
                                         Officer and Treasurer
Rona S. Palmer...................  44    Vice President, Brand Management
John J. De Oliveira..............  32    Executive Director, Information Services
Sean T. Linn.....................  27    Executive Director, Manufacturing and Inventory Control
Arnold Greenberg(1)..............  64    Director
Ray E. Newton, III(2)............  32    Director
Patrick K. Sullivan, M.D.(2).....  43    Director
Howard Unger(1)..................  36    Director

------------------------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     Michael G. Lederman has served as Chairman of the Board and Chief Executive Officer since the Company's inception in March 1994. Since August 1993, Mr. Lederman has also been Managing Partner of Fulcrum Capital Partners L.P. ("FCP") and Fulcrum Capital L.P. ("FC"). From 1990 to June 1993, Mr. Lederman was a general partner of Japonica Partners, L.P., an investment partnership ("Japonica"), during its acquisition of Sunbeam Corporation ("Sunbeam") from bankruptcy. Mr. Lederman served on Sunbeam's board of directors and, prior to leaving Sunbeam, was its most senior officer. He also previously served as a Vice President for Goldman, Sachs & Company, where he co-founded the firm's reorganization group. He was previously an attorney with Sidley & Austin and Shearman & Sterling.

     Scott A. Budoff has served as President, Chief Operating Officer, Secretary and a director of the Company since the Company's inception in March 1994. Since September 1993, Mr. Budoff has also been a Principal of FCP and FC. From June 1993 to January 1994, Mr. Budoff was Vice President and Group Counsel of Sunbeam. Before joining Sunbeam, Mr. Budoff was an attorney with Shearman & Sterling from 1989 to May 1993, specializing in mergers and acquisitions and corporate finance.

     Gregory L. Anapol joined Fulcrum in June 1994, and since January 1996, has been Vice President, Operations. He previously served as Director, Operations and as an Operations Analyst of the Company. Prior to joining Fulcrum, Mr. Anapol was a divisional Group Manager of Sunbeam Household Products from 1991 to June 1994.

     Katherine S. Batson joined Fulcrum in November 1994 as Vice President, Merchandising and Catalog Creative. Prior to joining Fulcrum, Ms. Batson was the head designer for Flapdoodles, a children's clothing company, from 1991 to October 1994. She was previously a designer for J.G. Hook, Winsome Togs and The Eagle's Eye.

     Marc Benjamin joined Fulcrum in March 1994, and since January 1996, has been Vice President, Market Development. He previously served the Company as Vice President, Marketing and Circulation. Prior to joining Fulcrum, Mr. Benjamin worked as a Finance and Business Development Associate for Japonica and Manager, Business Development of Sunbeam from 1991 to February 1994. Mr. Benjamin previously worked for J. Walter Thompson in New York.

     Carrie K. Cole joined Fulcrum in August 1995 as Vice President, Finance and Accounting, Chief Financial Officer and Treasurer. From 1982 to August 1995, Ms. Cole served in a variety of positions at Sunbeam, including most recently as Manager of Financial Analysis and Investor Relations.

     Rona S. Palmer joined Fulcrum in April 1994, and since January 1996, has served as Vice President, Brand Management. She previously served the Company as Director, Marketing and Circulation and Manager, Marketing. Prior to joining After the Stork, Ms. Palmer was self-employed in the music industry and served in various positions at Physio-Control Corp., a manufacturer of medical devices and Wall Data Incorporated, a business software developer.

     John J. De Oliveira joined Fulcrum in June 1994, and since January 1997, has served as Executive Director, Information Services. Prior to joining Fulcrum, Mr. De Oliveira was a systems analyst with Bank of Bermuda Ltd. and a programmer/analyst at Stratus Computer, Inc., a manufacturer of computer systems and software, and Genigraphics, a computer graphics company, from 1987 to July 1993.

     Sean T. Linn joined Fulcrum in July 1995, and since January 1995, has been Executive Director, Manufacturing and Inventory Control. He previously served the Company as Director of Manufacturing and Manager of Fulfillment. Prior to joining Fulcrum, Mr. Linn was a divisional manager of Sunbeam Household Products from August 1992 to May 1995.

     Arnold Greenberg has served as a director for the Company since May 1995. Mr. Greenberg co-founded The Snapple Beverage Corporation, where he served as its Vice Chairman and Chief Operating Officer from its inception in 1972 until its sale in 1994.

     Ray E. Newton, III has served as a director of the Company since October 1996. Mr. Newton joined J.H. Whitney & Co., a New York limited partnership ("Whitney") in 1989 and has been a General Partner since May 1992. Prior to joining Whitney, he was employed by Morgan Stanley & Co. Incorporated, an investment banking firm, where he was in the Merchant Banking Group. Mr. Newton is also a director of Brothers Gourmet Coffees, Inc. and The North Face, Inc.

     Patrick K. Sullivan, MD has served as a director of the Company since June 1996. He has been the Director of the Craniofacial Service at Rhode Island Hospital for over five years.

     Howard Unger. Mr. Unger has served as a director of the Company since June 1996. Mr. Unger formed Saw Mill Capital, a private investment firm, in 1996. From 1989 to 1996, Mr. Unger was a Managing Director and founding partner of Chase Capital, the private equity division of The Chase Manhattan Bank, N.A. From 1983 through 1989, Mr. Unger was employed by Citibank, N.A. as a Vice President in the Leveraged Capital Group. Mr. Unger serves as a director for a number of private companies.

     No executive officer or director of the Company has any relationship by blood, marriage or adoption to any other executive officer or director.

BOARD COMMITTEES

     Audit Committee. In June 1996, the Board established an audit committee, whose members are directors who are not employees of the Company. The audit committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. In June 1996, the Board established a compensation committee, whose members are directors who are not employees of the Company. The compensation committee approves the salaries and other benefits of the executive officers of the Company and administers certain compensation plans of the Company. In addition, the compensation committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company.

BOARD OF DIRECTORS

     There are currently six members of the Board and one vacancy. The Board is divided into three classes. Directors of each class are elected at the annual meeting of stockholders held in the year in which the term for the class expires and will serve thereafter for three years. The terms of each of the current directors of the Company is as follows: term expiring in 1998, Patrick K. Sullivan; term expiring in 1999, Arnold Greenberg and Howard Unger; and term expiring in 2000, Michael G. Lederman, Scott A. Budoff and Ray Newton, III. See "Description of Capital Stock -- Anti-Takeover Effect of Provisions of the Amended and Restated Certificate of Incorporation and By-laws."

DIRECTOR COMPENSATION

     The Company intends to reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in connection with Board meetings.

EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE

     The following summarizes the principal components of compensation of the Company's Chairman and Chief Executive Officer and each other officer whose compensation exceeded $100,000 for fiscal 1996. The compensation set forth below fully reflects compensation for work performed on behalf of the Company.

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                                                      ------------
                                                              ANNUAL COMPENSATION      SECURITIES
                                                              --------------------     UNDERLYING
                                                              FISCAL                    OPTIONS
                NAME AND PRINCIPAL POSITION                    YEAR       SALARY          (#)
------------------------------------------------------------  ------     ---------    ------------
Michael G. Lederman.........................................   1996      $ 170,126       105,000
  Chairman of the Board and Chief Executive Officer
Scott A. Budoff.............................................   1996      $ 108,895        35,000
  President and Chief Operating Officer

OPTION GRANTS IN LAST FISCAL YEAR

     The following discloses options granted during fiscal 1996 for the named executives in the compensation table above.

                                                                                     POTENTIAL REALIZABLE
                                                                                             VALUE
                                                                                       AT ASSUMED ANNUAL
                                               INDIVIDUAL GRANTS                             RATES
                              ----------------------------------------------------      OF STOCK PRICE
                                            % OF TOTAL
                              NUMBER OF      OPTIONS                                     APPRECIATION
                              SECURITIES    GRANTED TO                                FOR OPTION TERM(2)
                              UNDERLYING   EMPLOYEES IN    EXERCISE
                               OPTIONS     FISCAL YEAR      OR BASE     EXPIRATION   ---------------------
            NAME              GRANTED(#)       (%)        PRICE($)(1)      DATE         5%         10%
----------------------------  ----------   ------------   -----------   ----------   --------   ----------
Michael G. Lederman.........    105,000        28.0           5.00        10/18/06    855,170    1,361,715
Scott A. Budoff.............     35,000         9.3           5.00        10/18/06    285,057      453,906

---------------

(1) The exercise price of all options is the fair market value on the date of grant. Options granted during each year vest annually on January 10, of each year following the year of grant at a rate of 10%, 20%, 20%, 25% and 25%, respectively.

(2) The potential realizable value is calculated based on the term of the option at the time of grant (10 years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

     The following summarizes exercises of stock options (granted in prior years) by the named executives in the past year, as well as the number and value of all unexercised options held by the named officers as of December 28, 1996.

                                                                          NUMBER OF
                                                                          SECURITIES         VALUE OF
                                                                          UNDERLYING        UNEXERCISED
                                                                         UNEXERCISED       IN-THE-MONEY
                                                                           OPTIONS            OPTIONS
                                                                         AT FY-END(#)     AT FY-END($)(1)
                                        SHARES                           ------------     ---------------
                                      ACQUIRED ON     VALUE REALIZED     EXERCISABLE/      EXERCISABLE/
                NAME                  EXERCISE(#)          ($)           UNEXERCISABLE     UNEXERCISABLE
------------------------------------  -----------     --------------     ------------     ---------------
Michael G. Lederman.................      --                --                0/0               0/0
Scott A. Budoff.....................      --                --                0/0               0/0

------------------------------

(1) Value is based upon the fair market value of the stock as of December 28, 1996 ($5.00), minus the exercise price ($5.00) (the "Fair Market Value"). Fair Market Value has been determined in good faith by the Board of Directors based upon historical and projected financial performance.

EMPLOYMENT AGREEMENTS

     Each of Messrs. Lederman and Budoff has an employment agreement with the Company, dated as of October 21, 1996, which expires on December 31, 2001, subject to automatic one year renewals thereafter unless notice of non-renewal is given by either the Company or Messrs. Lederman and Budoff as the case may be. Such agreements provide for Mr. Lederman's employment as Chairman and Chief Executive Officer at a base salary of at least $180,000 and Mr. Budoff's employment as President and Chief Operating Officer at a base salary of at least $110,000. Messrs. Lederman and Budoff received an increase in compensation in 1997 to $225,000 and $135,000, respectively. Messrs. Lederman's and Budoff's employment agreements provide that the Board will review annually the executive's compensation and that the Board may increase such compensation if it deems appropriate. In addition, each of Messrs. Lederman's and Budoff's employment agreements provides that the Board will annually determine the amount, if any, of a bonus to be paid to the executive. In addition, the employment agreements provide for life and disability insurance for Messrs. Lederman and Budoff of $6.0 million and $4.0 million, respectively, $1.0 million of which is payable in each case to the Company as beneficiary. Messrs. Lederman's and Budoff's employment may be terminated by each of them individually or by the Company with 90 days' notice. Notwithstanding the preceding sentence, Messrs. Lederman and Budoff may not be terminated without Cause (as defined therein) except on a Change of Control (as defined therein). In the event the Company were to terminate Messrs. Lederman or Budoff for other than Cause or if one of them terminates his employment as a result of an unacceptable change in his duties or for other "Good Reason" (as defined therein), he would be entitled to severance payments equal to the product of (A) his respective annual base salary as of the date of such termination plus the amount of the last bonus paid or payable and (B) 1.5, for a period of the remaining term of the Employment Agreement, including any one year extension period, as well as certain other benefits related to his supplemental retirement payment. Messrs. Lederman and Budoff's employment agreements provide that they will not compete with the Company during the employment term and for a period of one year following termination.

STOCK OPTION PLAN

     The Board and the Company's stockholders adopted the Management Team Equity Plan (the "Option Plan") in October 1996. A total of 765,000 shares of Common Stock are reserved for issuance upon exercise of options granted under the Option Plan. The purpose of the Option Plan is to attract and retain qualified personnel and to provide additional incentive to executive and other key employees of the Company.

     The Option Plan provides for the granting to executives and other key employees of the Company of non qualified stock options ("NQOs"). The Option Plan is administered by the Compensation Committee which determines the terms of the options granted under the Option Plan, including the exercise price, number of shares subject to the option and exercisability. Generally, unless the Compensation Committee otherwise determines, no option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised, during the lifetime of the optionee, only by the optionee. The exercise price of all NQOs issued under the Option Plan was equal to $5.00 per share through December 31, 1996 and will be the Fair Market Value (as defined in the Option Plan) for any period thereafter. The Compensation Committee may issue options in any given year only to the extent that the number of shares of Common Stock which may be purchased upon the exercise of such options taken in the aggregate with the number of shares which may be purchased upon the exercise of all other options pursuant to the Option Plan granted during such year does not exceed 765,000 shares.

     The Option Plan authorizes the Compensation Committee to permit a participant in whole or in part, and participants may elect to net exercise.

     Except as otherwise provided by the Company at the time of grant, if a participant's employment terminates for any reason, all options, whether vested or not, granted within the past two (2) years pursuant to the Option Plan terminate as of such termination date.

     As of February 28, 1997, options to purchase 404,350 shares of Common Stock were outstanding under the Option Plan at a weighted average exercise price of $5.23 per share.

EMPLOYEE BENEFIT PLANS

     The Company maintains a qualified defined contribution plan (the "401(k) Plan"), under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended, covering substantially all employees. Under the terms of the 401(k) Plan, eligible employees may make contributions equal to up to 10% of their pay, subject to statutory limitations. The Company may, at its discretion, make matching contributions. Employee contributions are always fully vested. Company contributions vest 20% for each completed year of service, becoming fully vested after five years of service. Matching contributions in the Company's 401(k) Plan were negligible.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Ownership. Based on shares outstanding as of February 28, 1997, upon completion of the Offering, Fulcrum Capital Partners L.P., a Delaware limited partnership ("FCP"), and Fulcrum Capital L.P., a Delaware limited partnership ("FC"), will own, on an aggregate basis, 60.6% of Fulcrum's Common Stock, (63.1% assuming exercise of all options and warrants held by them). The general partners of FCP and FC are corporations owned by Michael G. Lederman, Chairman of the Board and Chief Executive Officer of Fulcrum, and Scott A. Budoff, President, Chief Operating Officer and a director of Fulcrum, respectively. Messrs. Lederman and Budoff and their respective families are the sole limited partners of FC. Mr. Lederman is Managing Partner of FC and FCP and, pursuant to the partnership agreements of FC and FCP, maintains the exclusive ability to direct the voting and disposition of the shares of Common Stock owned by such partnerships. FCP has also issued options to acquire limited partnership interests in FCP to Fulcrum's other executive officers.

     Real Estate Ownership. The Company's headquarters, call center and distribution center is leased from Fulcrum Properties L.P., a Delaware limited partnership ("Properties") (an entity whose partners include certain directors and officers of the Company and which is indirectly controlled by Mr. Lederman), pursuant to a ten-year lease. The Company has entered into an agreement to purchase all of Properties' rights in the headquarters building (including Property Bond Purchaser, Inc. and the County Lease) upon completion of the Offering for an aggregate consideration of approximately $2.5 million, plus assumption of approximately $5.6 million of mortgage financing and related interest rate swap agreements. The purchase price was negotiated by Messrs. Lederman and Budoff on behalf of Properties and a committee composed of certain disinterested members of the Board on behalf of the Company. A portion of the net proceeds of the Offering will be utilized to fund such purchase. Mr. Lederman (and entities and persons affiliated with him) will receive $358,286 of the proceeds of such sale. Mr. Budoff (and persons affiliated with him) will receive $88,819 of the proceeds of such sale. Mr. Greenberg (and entities affiliated with him) will receive $808,652 of the proceeds of such sale. Carrie
K. Cole, Vice President Finance and Accounting, Chief Financial Officer and Treasurer will receive $73,514 of the proceeds of such sale.

     Trademark Option. Certain of the Company's trademarks and trademark applications are held by Fulcrum Brands L.P., a Delaware limited partnership ("Brands"), an entity indirectly controlled by Mr. Lederman. Subject to the consummation of the Offering, the Company will exercise an option (the "Trademark Option"), which is contained in the Amended and Restated Trademark License and Option Agreement by and between Brands and Fulcrum dated October 21, 1996 (the "Trademark Agreement"), to purchase from Brands certain of the trademarks and trademark applications used by Fulcrum for $1.75 million, less royalties paid under the Trademark Agreement, which are not expected to be material. A portion of the net proceeds of the Offering will be utilized to fund such purchase. Mr. Lederman (and entities controlled by him) will receive $1,561,000 of the proceeds of such sale. Mr. Budoff (and entities controlled by him) will receive $189,000 of the proceeds of such sale. Pursuant to the Trademark Agreement, which will terminate upon exercise of the Trademark Option, to pay Brands an annual fee ("Royalty Payment") equal to .05% of the Net Revenues (as defined in the Agreement) of Fulcrum in return for the exclusive right to use the trademarks and licenses owned by Brands.

     Advisory Agreement. FCP entered into an advisory agreement with the Company dated April 1, 1994, as amended. The Advisory Agreement will continue until December 31, 2005. Pursuant to this exclusive Advisory Agreement, FCP professional services, including strategic financial advisory services such as identifying business units for acquisition by the Company through a merger, sale of assets, tender or exchange offer, sales of a majority interest of the Company's outstanding voting securities, liquidation or any such other transaction. The Advisory Agreement provides for payment of an advisory fee to FCP equal to the greater of (i) $50,000 or (ii) 2% of the aggregate consideration payable by the Company, or to the Company or the Company's stockholders in connection with the applicable transaction (the "Fair Value"); provided, however, that if the Fair Value exceeds $20 million, the Advisory Agreement provides that the fee shall be equal to the sum of $400,000 plus 1% of the difference between the Fair Value and $20 million. In addition, pursuant to the Advisory Agreement, the Company has retained the option to defer amounts due under the Advisory Agreement, with the principal amount equal to the amount due under the Advisory Agreement, plus a quarterly interest payment of 12.0% per annum. Amounts owed under the Advisory Agreement may be paid in cash or Common Stock, at the Company's sole discretion. In connection with the Playclothes Acquisition, FCP received $50,000 for services rendered to the Company, which was paid in 6,068 shares of Common Stock (based on a value of $8.24 per share as of December 28, 1996). FCP will not receive any fee in connection with the Offering. The Company believes that the fees received for the professional services rendered are at least as favorable to the Company as those that could be negotiated with an unaffiliated third party.

     Retail Option. Fulcrum Retail, Inc., a New Mexico corporation ("Fulcrum Retail") and a wholly owned subsidiary of FCP, operates two retail stores (located in Albuquerque, New Mexico and East Brunswick, New Jersey) that distribute certain of the Company's discontinued or damaged inventory. The Company and Fulcrum Retail intend to execute a Trademark License Agreement prior to completion of the Offering, pursuant to which Fulcrum Retail will agree to pay the Company a royalty to be added to the cost of any goods Fulcrum Retail purchases from the Company for the right to use the Company's trademarks. In addition, the Company retains the option to purchase Fulcrum Retail in its entirety under certain conditions. In addition, as part of the Whitney Investment, WEP and Fulcrum Retail entered into a Retail Option Agreement dated October 21, 1996 pursuant to which WEP acquired an option to purchase 10.5% of the stock of Fulcrum Retail (on a fully diluted basis when exercised) for an aggregate price of $105,000. Such option may be exercised only after Fulcrum Retail's annual sales exceed $5.0 million and on or before the earlier of (i) a merger or consolidation of the Company (or a direct or indirect wholly owned subsidiary of the Company) and Fulcrum Retail, or (ii) December 31, 2006. Sales of Fulcrum Retail have historically been below $5.0 million.

     Lederman Loan and Guarantees. The Fulcrum Group, Inc., a corporation controlled by Mr. Lederman, made available to the Company a line of credit for working capital needs of up to $3.0 million beginning April 1, 1994 and ending December 31, 1995, at an interest rate of 12.0% per annum. An aggregate of $819,600 in principal and accrued interest was converted into 8,196 shares of Series B Preferred Stock on January 1, 1996. In addition, since April 1, 1994, Mr. Lederman has guaranteed an aggregate of up to $6 million at any one time of indebtedness of the Company to its senior lenders and certain equipment lessors, which guarantees have been or will be released upon completion of the Offering.

     Budoff Guarantees. Mr. Budoff, has guaranteed an aggregate of up to $6 million at any one time of indebtedness of the Company to its senior lenders and certain equipment lessors, which guarantees have been or will be released upon completion of the Offering.

     FCP and FC Guarantees. FCP and FC have guaranteed an aggregate of up to $6 million at any one time of indebtedness of the Company to its senior lenders and certain equipment lessors, which guarantees have been, or will be released upon consummation of the Offering.

     Greenberg Loan. Pursuant to a secured loan agreement between the Company and Mr. Greenberg and affiliated entities dated June 1, 1995, Fulcrum borrowed $4.0 million under a line of credit from Mr. Greenberg, a director of the Company. Under the terms of the agreement, Mr. Greenberg made a short-term loan at an interest rate of 18.0% to the Company to be used to fund working capital. The line of credit was repaid in full on May 6, 1996.

Preferred Stock Investments

     During fiscal 1995 and fiscal 1996, the Company sold Series A Preferred Stock and Series B Preferred Stock to certain purchasers, including certain officers, directors and affiliates of the Company to finance working capital. All outstanding shares of preferred stock were converted to Common Stock or redeemed in October 1996. The follow tables set forth the details of such transactions. See "Principal Stockholders."

  Series A Preferred Stock

                                                                                 NUMBER OF
                                               AGGREGATE         NUMBER OF       CONVERSION  REDEMPTION
                 PURCHASER                   PURCHASE PRICE   PREFERRED SHARES    SHARES       AMOUNT
-------------------------------------------  --------------   ----------------   ---------   ----------
Fulcrum Capital L.P.                           $3,000,000          30,000(1)     1,800,000    $      0
Arnold Greenberg(2)                               774,825           7,665          275,940           0
Howard Unger                                      150,000           1,500(3)        54,000           0
Patrick Sullivan                                  500,000           5,000(3)        54,000     350,000(4)

---------------

(1) Converted into shares of Common Stock on October 21, 1996 at a ratio of one share of Series A Preferred Stock for each 60 shares of Common Stock.

(2) Includes shares held by The Greenberg Family Fund LLC and Mr. Greenberg's wife.

(3) Includes 1,500 shares that were converted into shares of Common Stock on October 21, 1996 at a ratio of one share of Series A Preferred Stock for each 36 shares of Common Stock.

(4) Includes 3,500 shares of Series A Preferred Stock that were redeemed by the Company on October 21, 1996 for 100% of the aggregate purchase price, after paying dividends accrued at a rate of 12.0% per annum and a redemption premium of 8.0% per annum through October 21, 1996.

     The differential conversion rates were based upon the value of the Company at the time of such investment.

  Series B Preferred Stock

                                                   AGGREGATE         NUMBER OF          REDEMPTION
                   PURCHASER                     PURCHASE PRICE   PREFERRED SHARES       AMOUNT(1)
-----------------------------------------------  --------------   ----------------   -----------------
Fulcrum Group, Inc.                                $1,918,307          19,182           $ 1,918,307
Arnold Greenberg(2)                                 1,289,925          12,285             1,289,925

---------------

(1) All shares of Series B Preferred Stock were redeemed by the Company on October 21, 1996 for 100% of the aggregate purchase price, after paying dividends accrued at a rate of 12.0% per annum through October 21, 1996.

(2) Includes shares held by The Greenberg Family Fund LLC.

FCP Warrant

     In January 1996, the Company issued to Fulcrum Capital Partners L.P., a warrant to purchase 600,000 shares of Common Stock at an exercise price equal to $1.00 per share at any time through January 1, 2006.

Related Party Accounts

     FCP, FC, Brands, Retail, Properties and Fulcrum Group Inc. (the "Affiliated Entities") have provided certain financing and services and made inventory and fixed asset transfers to and from the Company during fiscal 1995 and fiscal 1996. During fiscal 1995, the Company made aggregate payments to the Affiliated Entities of $81,415 primarily for administrative expenses for Retail, royalty payments to Brands and transfers of fixed assets. During fiscal 1995, the Company received payments from the Affiliated Entities of $1,149,013 primarily for inventory transfers, restructuring costs, merger and acquisition expenses, loans, administrative expenses and professional fees. During fiscal 1996, the Company made aggregate payments to the Affiliated Entities of $2,219,880 primarily for loans, administrative expenses and royalty payments. During fiscal 1996, the Company received payments from the Affiliated Entities of $1,465,004 primarily for inventory transfers, professional fees and merger and acquisition expenses.

     The Board has adopted a policy that all future material transactions with affiliates will be on terms no less favorable to the Company than those available from unaffiliated third parties and will be approved by a majority of the disinterested members of the Board.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth certain information regarding ownership of Common Stock as of February 28, 1997 assuming exercise of options exercisable within sixty days of such date by (i) each person or entity who owns of record or beneficially 5% or more of the Common Stock, (ii) each director and named executive officer and (iii) all executive officers and directors as a group. Except as indicated, each of such stockholders is assumed to have sole voting and dispositive power as to the shares shown.

                                                    SHARES BENEFICIALLY         PERCENTAGE OF SHARES
                                                           OWNED                    OUTSTANDING
                                                    -------------------   --------------------------------
                       NAME                              NUMBER(1)        BEFORE OFFERING   AFTER OFFERING
--------------------------------------------------  -------------------   ---------------   --------------
Michael G. Lederman(2)(3).........................       6,016,568                85.6%             63.2%
  4321 Fulcrum Way NE
  Rio Rancho, NM 87124
Fulcrum Capital Partners L.P.(3)(4)...............       4,206,068                59.9              44.2
  4321 Fulcrum Way NE
  Rio Rancho, NM 87124
Fulcrum Capital L.P.(3)...........................       1,800,000                28.1              20.2
  4321 Fulcrum Way NE
  Rio Rancho, NM 87124
Ray E. Newton III(5)..............................         921,195                13.3               9.8
  177 Broad Street
  Stamford, CT 06091
Whitney Equity Partners, L.P.(5)..................         515,735                 7.9               5.7
  177 Broad Street
  Stamford, CT 06091
Whitney Subordinated Debt Fund, L.P.(5) ..........         405,460                 5.9               4.4
  177 Broad Street
  Stamford, CT 06091
Arnold Greenberg(6)...............................         275,940                 4.3               3.1
  4321 Fulcrum Way NE
  Rio Rancho, NM 87124
Howard Unger......................................          54,000                   *                 *
  4321 Fulcrum Way NE
  Rio Rancho, NM 87124
Patrick K. Sullivan, M.D..........................          54,000                   *                 *
  4321 Fulcrum Way NE
  Rio Rancho, NM 87124
Scott A. Budoff(3)(7).............................           3,500                   *                 *
  4321 Fulcrum Way NE
  Rio Rancho, NM 87124
All directors and executive officers as a group
  (13 persons)(2)(8)..............................       7,336,603                96.9              72.9

------------------------------

*   Represents less than 1%.

(1) Beneficial ownership is determined in accordance with rule of the Securities and Exchange Commission (the "SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 28, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

(2) Includes 3,606,068 shares held by FCP, 1,800,000 shares held by FC, a warrant to purchase 600,000 shares of Common Stock held by FCP and an option to purchase 10,500 shares of Common Stock held by Mr. Lederman exercisable within 60 days of February 28, 1997.

(3) The general partners of FCP and FC are corporations owned by Messrs. Lederman and Budoff. FC is the sole limited partner of FCP. Mr. Lederman, Mr. Budoff and their respective families are the sole limited partners of FC. Mr. Lederman is Managing Partner of FC and FCP and, pursuant to the partnership agreements of FC and FCP, maintains the exclusive ability to direct the voting and disposition of the shares of Common Stock owned by such partnerships.

(4) Includes a warrant to purchase 600,000 shares of Common Stock exercisable within 60 days of February 28, 1997.

(5) Includes, with respect to the Whitney Subordinated Debt Fund, L.P. ("WSDF"), a warrant to purchase 405,460 shares of Common Stock held by WSDF and, with respect to Whitney Equity Partners, L.P. ("WEP"), a warrant to purchase 121,350 shares of Common Stock held by WEP each exercisable within 60 days of February 28, 1997. WEP and WSDF are limited partnerships in which Ray E. Newton, III is a general partner. Mr. Newton disclaims beneficial ownership of the securities held by such partnerships, except to the extent of his respective ownership interests in such partnerships.

(6) Includes 239,940 shares held by The Greenberg Family Fund LLC. Mr. Greenberg, a director of the Company, is President of The Greenberg Family Fund LLC and maintains the exclusive ability to direct the voting and disposition of the shares of Common Stock held by The Greenberg Family Fund LLC. Also includes 36,000 shares held by Mr. Greenberg's wife as to which Mr. Greenberg disclaims beneficial ownership.

(7) Includes an option to purchase 3,500 shares of Common Stock exercisable within 60 days of February 28, 1997.

(8) Includes options to purchase an aggregate of 1,152,210 shares of Common Stock exercisable within 60 days of February 28, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock having a par value of $.01 per share and 200,000 shares of Preferred Stock having a par value of $.01 per share.

     The following description of the Company's capital stock and certain provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and By-laws (which are included as exhibits to the Registration Statement of which this Prospectus is a part) and the General Corporation Law of the State of Delaware.

COMMON STOCK

     There will be 8,916,953 shares of Common Stock outstanding upon completion of the Offering. In addition, an aggregate of 1,891,810 shares of Common Stock are reserved for issuance under the Company's stock option plan, the FCP Option Agreement and the Whitney Warrants (as defined below).

     All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the Common Stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of undesignated Preferred Stock that may be designated, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in a liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends as and when declared by the Board. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

     The Board is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 200,000 shares of Preferred Stock in one or more series with such designations and such powers, preferences and rights, and such qualifications, limitations or restrictions (which may differ with respect to each series) as the Board may fix by resolution.

     The Board is empowered to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board, without stockholder approval, may issue shares of Preferred Stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of Common Stock.

     At present, no shares of Preferred Stock are outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

     The undesignated Preferred Stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the Board could issue such shares as a dividend to holders of Common Stock or place such shares privately with purchasers who may side with the Board in opposing a takeover bid. The anti-takeover effects of the undesignated Preferred Stock may deny stockholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

WARRANTS

     As part of the Whitney Investment the Company issued to (i) WSDF a warrant (the "WSDF warrant") to purchase 405,460 shares of Common Stock at an exercise price equal to $.01 per share and (ii) WEP a warrant (the "WEP warrant") to purchase 121,350 shares of Common Stock at an exercise price equal to $8.24 per share (collectively, the "Whitney Warrants"). The WSDF warrant is exercisable by WSDF at any time after the earliest to occur of (a) October 21, 1998, (b) consummation of certain registered public offerings (including the Offering),
(c) a Change of Control (as defined in the WSDF warrant) and (d) receipt by WSDF of an Outside Sale Notice (as defined in the WSDF warrant). The WEP warrant is exercisable by WEP at any time. The Whitney Warrants each contain provisions that may cause an adjustment of the exercise price upon the occurrence of certain equity issuances specified therein.

STOCKHOLDERS' AGREEMENT; REGISTRATION RIGHTS

     All of the existing holders of the Company's Common Stock and options to purchase Common Stock are parties to a Stockholders' Agreement dated October 21, 1996 (the "Stockholders' Agreement") which, except to the extent described in the next paragraph, will terminate upon the completion of the Offering. The Stockholders' Agreement (i) provides that the stockholders have certain preemptive rights upon certain equity issuances by the Company, (ii) imposes certain conditions of the sale, transfer or disposal of shares of Common Stock and (iii) provides that WEP may designate a person to serve on the Board. The Stockholders' Agreement terminates as to any party thereto upon the earliest to occur of (i) the transfer of all shares owned by such party, (ii) immediately prior to the effectiveness of certain registered public offerings (including the Offering) and (iii) the tenth anniversary of the date of the Stockholders' Agreement.

     The Stockholders Agreement provides that in the event the Company registers any of its securities for sale to the public, any holder of Restricted Stock (as defined therein) may request to have such Restricted Stock included in the sale at the Company's expense, subject to certain limitations. In the event such offering is an underwritten public offering, the Restricted Stock will be sold on the same terms and conditions as the shares of Common Stock otherwise being sold. The number of shares of Restricted Stock which may be included in an offering may be reduced if and to the extent the managing underwriter determines that such inclusion of Restricted Stock would adversely affect the marketing of the securities to be sold by the Company. In addition, each holder of Restricted Stock agrees to refrain from selling such Restricted Stock during the period of distribution of an offering and for a period until the 180th day after the effective date of the registration. As of February 28, 1996, there were 5,794,385 shares subject to registration rights, the holders of which have been asked to waive their registration rights in connection with the Offering.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to the provisions of section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF THE AMENDED AND RESTATED
CERTIFICATION OF INCORPORATION AND BY-LAWS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of the Company, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and of preventing changes in the management of the Company.

     Election and Removal of Directors. The Company's Board is dividend into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. At least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Company's Board. Any director may be removed for cause at any time by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at a special meeting of stockholders called for that purpose. The vacancies thus created may be filled at that same meeting by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at such meeting. Ordinary vacancies in the Board may be filled by the affirmative vote of the Board members then in office.

     Vote Required to Amend or Repeal Certain Provisions of the Amended and Restated Certificate of Incorporation and By-laws. The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's Amended and Restated Certificate of Incorporation or By-laws, unless a corporation's Amended and Restated Certificate of Incorporation or By-laws, as the case may be, requires a greater percentage. The Company's Amended and Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in the election of directors to amend or repeal certain of its provisions. A vote of not fewer than 66 2/3% of the holders of shares entitled to vote in the election of directors is required to amend or repeal the Company's By-laws. The By-laws may also be amended or repealed by a vote of not fewer than 66 2/3% of the Board, provided that the Board may not amend or repeal any bylaw adopted by the stockholders of the Company. Any such vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

     Stockholder Consent. The Amended and Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, the Amended and Restated Certificate of Incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board or by the Chairman of the Board. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

     Advance Notice. The Amended and Restated Certificate of Incorporation establishes an advance notice procedure for stockholder proposals to be brought before an annual meeting of the stockholders of the Company, including proposed nominations of persons for election to the Board.

     Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Amended and Restated Certificate of Incorporation does not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Amended and Restated Certificate of Incorporation may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock will be determined prior to the completion of the Offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the Offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of the Offering, the Company will have outstanding an aggregate of 8,916,953 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options and based upon the number of shares outstanding as of February 28, 1997. Of these shares, all of the 2,500,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 6,416,953 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

     The Company, and the executive officers, directors and stockholders who own in the aggregate 6,416,953 shares of Common Stock have agreed that, subject to certain exceptions, they will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Common Stock owned by them during the 180-day period commencing on the date of this Prospectus. The Company may, however, issue shares of Common Stock upon the exercise of stock options that are currently outstanding, and may grant additional options under the Option Plan, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

     Upon expiration of the lock-up period, no shares of Common Stock held by existing stockholders will be eligible for sale without restriction under Rule 144(k) or Rule 701, while 6,178,325 shares held by existing stockholders will be eligible for sale subject to the volume and other restrictions of Rule 144. The remaining 6,068 shares held by existing stockholders will become eligible for sale pursuant to Rule 144 upon expiration of applicable holding periods. In addition, as of February 28, 1997, 1,531,160 shares were subject to outstanding options and warrants. All of those shares are subject to lock-up agreements. Upon expiration of lock-up agreements, 32,525 shares subject to such options and warrants will be vested, and could be exercised and sold.

     In general, under Rule 144 (effective April 29, 1997), beginning 90 days after the date of this Prospectus, an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or person whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least 2 years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

     Any employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. Rule 701 is available for stockholders of the Company as to all shares issued pursuant to the exercise of options granted prior to the Offering.

     The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Option Plan. Based on the number of options outstanding and shares reserved for issuance under the Option Plan at February 28, 1997, such registration statement would cover approximately 765,000 shares. Such registration statement is expected to be filed and to become effective as soon as practicable after the date of this Prospectus. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. See "Management."

     In addition, pursuant to the Stockholders' Agreement, certain stockholders holding 5,794,385 shares of Common Stock after the Offering have certain rights to have such shares registered for resale under the Securities Act. The number of shares sold in the public market could increase if registration rights are exercised. See "Description of Capital Stock -- Stockholders' Agreement."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, Hambrecht & Quist LLC, PaineWebber Incorporated and Robertson, Stephens & Company LLC (collectively, the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                                                            NUMBER OF
                                   UNDERWRITER                               SHARES
        ------------------------------------------------------------------  ---------
        Hambrecht & Quist LLC.............................................
        PaineWebber Incorporated..........................................
        Robertson, Stephens & Company LLC.................................

                                                                                -----
        Total.............................................................  2,500,000
                                                                                =====

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $       per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives. The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they have discretionary authority.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including labilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     All current stockholders of the Company, including the executive officers and directors, who will own in the aggregate 6,416,953 shares of Common Stock upon completion of the Offering based on shares outstanding as of February 28, 1997, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exercisable for or convertible into shares of Common Stock owned by them during the 180-day period following the effective date of this Prospectus. The Company has agreed that it will not, without prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the effective date of this Prospectus, except that the Company may grant options under its stock plans and issue securities under, or pursuant to the exercise of options granted under, its stock plans. Hambrecht & Quist LLC in its sole discretion may release any of the shares subject to the lock-up at any time without notice. See "Shares Eligible for Future Sale."

     Prior to the Offering, there has been no public market for the Company Stock. The initial public offering price of the Common Stock was determined by negotiation among the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, sales and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

     Certain persons participating in the Offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Kirkland & Ellis, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at its principal office. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                      NUMBER
                                                                                      -------
Report of Independent Public Accountants............................................      F-2
Consolidated Balance Sheets at December 31, 1995 and December 31, 1996..............      F-3
Consolidated Statements of Operations for the fiscal periods 1994, 1995 and 1996....      F-4
Consolidated Statements of Stockholders' Equity for the fiscal periods 1994, 1995
  and 1996..........................................................................      F-5
Consolidated Statements of Cash Flows for the fiscal periods 1994, 1995 and 1996....      F-6
Notes to Consolidated Financial Statements..........................................      F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Fulcrum Direct, Inc.:

     We have audited the accompanying consolidated balance sheets of FULCRUM DIRECT, INC., (a Delaware corporation) AND SUBSIDIARY (collectively, the "Company") as of December 30, 1995 and December 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from March 16, 1994 (inception) through December 31, 1994 and for each of the two years in the period ended December 28, 1996 and December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 1995 and December 28, 1996, and the results of their consolidated operations and their cash flows for the period from March 16, 1994 (inception) through December 31, 1994 and for each of the two years in the period ended December 30, 1995 and December 28, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Albuquerque, New Mexico
February 28, 1997

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
         (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                     ASSETS

                                                                   DECEMBER 30,      DECEMBER 28,
                                                                       1995              1996
                                                                   -------------     -------------
CURRENT ASSETS:
  Cash and cash equivalents......................................     $   196           $   140
  Marketable securities..........................................       1,543                --
  Receivables....................................................       1,677             1,057
  Inventories....................................................       7,037            12,532
  Deferred income taxes..........................................         202                29
  Deferred catalog costs.........................................         621             1,315
  Other current assets...........................................         258             1,087
                                                                      -------           -------
          Total current assets...................................      11,534            16,160
FURNITURE, FIXTURES AND EQUIPMENT, NET...........................       1,249             3,355
INTELLECTUAL AND PROPRIETARY PROPERTY, NET.......................       1,872             4,421
RECEIVABLE UNDER LICENSING AGREEMENT.............................          --             1,110
OTHER ASSETS.....................................................         205               857
                                                                      -------           -------
          TOTAL ASSETS...........................................     $14,860           $25,903
                                                                      =======           =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Lines of credit................................................     $ 4,820           $    --
  Accounts payable...............................................       2,719             4,307
  Current portion of long-term debt..............................         129               426
  Reserve for returns............................................         158               514
  Other accrued liabilities......................................         481               641
                                                                      -------           -------
          Total current liabilities..............................       8,307             5,888
LONG-TERM DEBT, net of current portion...........................         702            11,754
DEFERRED INCOME TAXES............................................          34               130
                                                                      -------           -------
          Total liabilities......................................       9,043            17,772
                                                                      -------           -------
COMMITMENTS AND CONTINGENCIES....................................
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 100,000 shares authorized,
     30,000 shares Series A Preferred Stock designated, issued
     and outstanding as of December 30, 1995; 200,000 shares
     authorized, 52,000 shares of Series A Preferred Stock
     designated, none issued or outstanding, and 35,000 shares of
     Series B Preferred Stock designated, none issued or
     outstanding as of December 28, 1996.........................          --                --
  Common stock, $0.01 par value; 3,600,000 shares authorized, issued and outstanding as of December 30, 1995; 10,000,000 shares authorized, 6,410,885 issued and outstanding as of
     December 28, 1996...........................................          36                64
  Additional paid-in capital.....................................       5,293             7,685
  Unrealized gain on marketable securities, net of deferred
     tax.........................................................         137                --
  Retained earnings..............................................         351               382
                                                                      -------           -------
          Total stockholders' equity.............................       5,817             8,131
                                                                      -------           -------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............     $14,860           $25,903
                                                                      =======           =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                      PERIOD OF
                                                      MARCH 16,
                                                         1994
                                                     (INCEPTION)            FISCAL YEAR ENDED
                                                       THROUGH        -----------------------------
                                                     DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                         1994             1995             1996
                                                     ------------     ------------     ------------
NET REVENUES.......................................   $   11,997       $   28,581       $   36,457

COST OF GOODS SOLD.................................        5,087           13,211           15,566
                                                      ----------       ----------       ----------
GROSS PROFIT.......................................        6,910           15,370           20,891

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.......        6,617           14,313           19,710
                                                      ----------       ----------       ----------

INCOME FROM OPERATIONS.............................          293            1,057            1,181

OTHER INCOME.......................................           52              177              866

INTEREST EXPENSE...................................          (63)            (762)            (820)

OTHER EXPENSE......................................         (112)              (1)            (253)
                                                      ----------       ----------       ----------

INCOME BEFORE INCOME TAXES.........................          170              471              974

INCOME TAX EXPENSE.................................           79              151              360
                                                      ----------       ----------       ----------

NET INCOME.........................................   $       91       $      320       $      614
                                                      ==========       ==========       ==========

NET INCOME.........................................   $       91       $      320       $      614

PREFERRED STOCK DIVIDENDS..........................           --               60              583
                                                      ----------       ----------       ----------

NET INCOME APPLICABLE TO COMMON STOCKHOLDERS.......   $       91       $      260       $       31
                                                      ==========       ==========       ==========

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING....................    4,381,647        5,121,373        7,049,506
                                                      ==========       ==========       ==========

NET INCOME PER COMMON AND COMMON EQUIVALENT
  SHARE............................................   $     0.02       $     0.05       $       --
                                                      ==========       ==========       ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                       COMMON
                                       STOCK,       ADDITIONAL                                    TOTAL
                                        $0.01        PAID-IN       UNREALIZED     RETAINED     STOCKHOLDERS'
                                      PAR VALUE      CAPITAL          GAIN        EARNINGS        EQUITY
                                      ---------     ----------     ----------     --------     ------------
STOCKHOLDERS' INVESTMENT AT MARCH
  16, 1994 (inception)..............     $--         $     --        $   --        $   --        $     --

Capital investment at March 31,
  1994..............................      36            2,705            --            --           2,741

Distribution of assets to
  stockholder.......................      --             (642)           --            --            (642)

Net income..........................      --               --            --            91              91
                                         ---          -------         -----         -----         -------

BALANCE, DECEMBER 31, 1994..........      36            2,063            --            91           2,190

Net income..........................      --               --            --           320             320

Issuance of Series A Preferred
  Stock.............................      --            3,000            --            --           3,000

Additional capital contributions....      --            1,773            --            --           1,773

Return of capital...................      --           (1,543)           --            --          (1,543)

Unrealized gain on marketable
  securities, net of deferred tax...      --               --           137            --             137

Preferred stock dividends (12% per
  annum)............................      --               --            --           (60)            (60)
                                         ---          -------         -----         -----         -------

BALANCE, DECEMBER 30, 1995..........      36            5,293           137           351           5,817

Net income..........................      --               --            --           614             614

Net change of unrealized gain on
  marketable securities, net of
  tax...............................      --               --          (137)           --            (137)

Issuance of Series A Preferred
  Stock.............................      --            2,123            --            --           2,123

Issuance of Series B Preferred
  Stock.............................      --            3,173            --            --           3,173

Return of capital...................      --           (2,274)           --            --          (2,274)

Conversion of Series A Preferred
  Stock.............................      24              (24)           --            --              --

Call Series A Preferred Stock.......      --             (400)           --            --            (400)

Call Series B Preferred Stock.......      --           (3,208)           --            --          (3,208)

Sale of common stock and warrants...       4            1,846            --            --           1,850

Issuance of warrants................      --            1,156            --            --           1,156

Preferred stock dividends (12% per
  annum)............................      --               --            --          (583)           (583)
                                         ---          -------         -----         -----         -------

BALANCE, DECEMBER 28, 1996..........     $64         $  7,685        $   --        $  382        $  8,131
                                         ===          =======         =====         =====         =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    PERIOD OF
                                                                  MARCH 16, 1994
                                                                   (INCEPTION)          FISCAL YEAR ENDED
                                                                     THROUGH       ---------------------------
                                                                   DECEMBER 31,    DECEMBER 30,   DECEMBER 28,
                                                                       1994            1995           1996
                                                                  --------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................................     $     91        $    320       $    614
  Adjustments to reconcile net income to net cash used by
     operating activities:
     Depreciation and amortization..............................          176             469          1,050
     Net changes in current assets and liabilities:
       Receivables..............................................         (485)         (1,038)           620
       Inventories..............................................           41          (5,143)        (5,425)
       Deferred catalog costs...................................         (203)           (154)          (694)
       Other current assets.....................................          498              24           (829)
       Accounts payable.........................................         (173)          1,670          1,588
       Reserve for returns......................................           67              66              5
       Other accrued liabilities................................          105            (120)           160
     Deferred income taxes......................................           79             151            360
     Other long-term liabilities................................         (618)            (50)            --
                                                                       ------          ------         ------
          Net cash used by operating activities.................         (422)         (3,805)        (2,551)
                                                                       ------          ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of assets, net......................................         (613)         (2,576)        (5,253)
  Net cash paid in the purchase of Playclothes assets...........           --              --         (1,271)
  Net cash paid in the purchase of NewStork, Inc................       (2,341)             --             --
  Sale (purchase) of marketable securities, net.................           --          (1,316)         1,316
                                                                       ------          ------         ------
          Net cash used by investing activities.................       (2,954)         (3,892)        (5,208)
                                                                       ------          ------         ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments) borrowings on lines of credit..................          917           4,269         (3,500)
  Payments of debt obligations..................................         (322)           (160)          (625)
  Long-term borrowings..........................................          152             502         13,130
  Deferred financing costs......................................           --              --           (663)
  Preferred stock dividends paid................................           --             (60)          (222)
  Proceeds from issuance of common stock........................           --              --          2,000
  Proceeds from issuance of preferred stock.....................           --           3,000          3,465
  Redemption of preferred stock.................................           --              --         (3,608)
  Investment (return) of capital................................        2,741             230         (2,274)
                                                                       ------          ------         ------
          Net cash provided by financing activities.............        3,488           7,781          7,703
                                                                       ------          ------         ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............          112              84            (56)
CASH AND CASH EQUIVALENTS, beginning of period..................           --             112            196
                                                                       ------          ------         ------
CASH AND CASH EQUIVALENTS, end of period........................     $    112        $    196       $    140
                                                                       ======          ======         ======
CASH PAID FOR INTEREST..........................................     $     94        $    757       $  1,198
                                                                       ======          ======         ======
SUMMARY OF NON-CASH TRANSACTIONS:
  Assignment of intangible assets to stockholder................     $    642        $     --       $     --
                                                                       ======          ======         ======
  Unrealized gain on marketable securities, net of deferred
     tax........................................................     $     --        $    137       ($   137)
                                                                       ======          ======         ======
  Effect of reduction in deferred tax asset valuation allowance
     on purchase accounting.....................................     $    329        $    160       $    (11)
                                                                       ======          ======         ======
  Series A and B Preferred Stock issued for debt................     $     --        $     --       $  1,320
                                                                       ======          ======         ======
  Series B Preferred Stock issued for dividends.................     $     --        $     --       $    361
                                                                       ======          ======         ======
  Conversion of Preferred Stock to Common Stock.................     $     --        $     --       $     24
                                                                       ======          ======         ======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE PERIOD FROM MARCH 16, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994,
       AND THE FISCAL YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 28, 1996
              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

(1) DESCRIPTION AND HISTORY OF COMPANY:

     Fulcrum Direct, Inc. ("Fulcrum" or the "Company"), a Delaware corporation, is a leading direct marketer of proprietary children's apparel brands, including After the Stork, Playclothes, Little Feet, SunSkins and Discount Direct. Fulcrum markets its portfolio of brands primarily through full-color catalogs developed by the Company to target well-educated, middle to upper dual-income households with children from six months to 12 years old. After the Stork offers a broad assortment of basic clothing primarily made of natural fibers. Playclothes offers fashionable children's outfits. Little Feet offers a broad selection of mid-priced, basic and fashion footwear for children. The Company's SunSkins brand of clothing, designed to protect against the sun's harmful UV rays, is marketed through its catalogs, other direct marketing channels and wholesale channels. In addition, Discount Direct is a direct mail liquidation vehicle for all the Company's brands. The Company's 145,000 square foot headquarters, call center and distribution center is located in Rio Rancho, New Mexico.

     In February 1993, NewStork purchased the business and assets, and assumed certain liabilities, of After the Stork, Inc., a New Mexico corporation and a manufacturer and catalog retailer of natural fiber children's clothing which was founded in 1980. On March 31, 1994, all of the outstanding stock of NewStork, Inc. a New Mexico corporation ("NewStork"), was acquired by FCP Direct, Inc., a Delaware corporation ("FCP Direct") and a wholly owned subsidiary of Fulcrum Capital Partners L.P., a Delaware limited partnership ("FCPLP"), for cash consideration. In March 1995, FCPLP contributed to Fulcrum all common shares of FCP Direct. On December 30, 1995, to simplify Fulcrum's structure, NewStork was merged into FCP Direct, and FCP Direct was merged into Fulcrum.

     During 1994, After the Stork was returned to profitability. During 1995, Fulcrum developed its SunSkins brand and introduced the After the Stork brand in Japan and developed other revenue enhancing programs. In Spring 1996, Fulcrum introduced Discount Direct and purchased the OshKosh B'Gosh catalog customer list. In Fall 1996, Fulcrum introduced its Little Feet brand in the U.S. and Japan. Net revenues in Japan were $2,900 and $9,000 in fiscal years 1995 and 1996, respectively.

     On December 31, 1996, the Company acquired, for cash consideration, certain assets relating to the Playclothes brand, previously part of a portfolio of several brands marketed by a subsidiary of The Walt Disney Company ("Disney"). Net revenues of the Playclothes catalog were $28,900 in 1996 (unaudited). Assets acquired included (i) all proprietary rights in the Playclothes brand name, (ii) the Playclothes customer list, (iii) a Canadian wholesale and license agreement,
(iv) the right to mail Fulcrum's catalogs in 1997 to customers of The Disney Catalog and (v) certain immaterial inventory and fixed assets. Under the Canadian wholesale and license agreement, the Company is entitled to receive guaranteed payments through December 2000 with an aggregate present value totalling $1,110. The Company allocated the $1,600 purchase price in the accompanying fiscal year 1996 consolidated balance sheet as follows: (i) $1,110 to receivable under licensing agreement, (ii) $349 to tradename and (iii) $60 to customer list. The Company incurred costs of $338 relating to the incremental training of its workforce, the hiring and relocation of creative and merchandising professionals and additional travel regarding due diligence and new vendor selection and certifications. Accordingly, the Company capitalized and will amortize these costs to expense over the 1997 fiscal year when revenue will be recognized from Fulcrum's remerchandised and repositioned Playclothes catalog.

     In January 1997, the Company mailed its first version of the remerchandised and repositioned Playclothes catalog, which contained products specifically designed by the Company's new design team. The Company believes that the remerchandised and repositioned Playclothes catalog is substan-

                      FULCRUM DIRECT, INC. AND SUBSIDIARY
tially different from the Playclothes catalog as distributed by the prior owners in that it does not contain any of the products previously offered. The Company also believes that the prospects of the Playclothes brand name will be largely dependent on the Company's ability to develop and market new products for the Playclothes brand name and to integrate the Playclothes product line into the Company's facilities, distribution systems and sales force.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  a. Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Equipment Bond Purchaser, Inc., a New Mexico corporation, formed solely to administer the Company's Industrial Revenue Bonds. All material intercompany transactions and balances have been eliminated.

  b. Presentation of Fiscal Periods

     The Company uses a 52 to 53 week fiscal year ending the Saturday nearest to December 31. The 1994 financial statements represent the period from March 16, 1994 (inception) to December 31, 1994. The fiscal years ending December 30, 1995 and December 28, 1996 both included 52 weeks.

  c. Fair Value of Financial Instruments

     The carrying amounts of all financial instruments, excluding marketable securities, are believed to approximate fair market value based upon the following methods and assumptions:

     Cash and Cash Equivalents -- The carrying value of cash and cash equivalents is assumed to approximate fair value due to the short-term maturity of these instruments.

     Marketable Securities -- The fair value of marketable securities available-for-sale is based upon fair market value. See Note 2e. -- Summary of Significant Accounting Policies -- Marketable Securities.

     Lines of Credit -- The carrying values of the lines of credit are assumed to approximate fair value due to the secured nature of these instruments, their floating interest rates and their short-term nature.

     Long-term Debt -- The carrying value of the Company's long-term debt approximates fair value after allocation of the estimated fair value of the debt to the warrants issued in connection with subordinated debt.

     Letters of Credit -- The Company utilizes stand-by and commercial letters of credit for certain domestic and imported purchases. The contract amounts of the letters of credit approximate their fair value because of the short-term nature.

  d. Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, cash in banks and investments with original maturities of three months or less. The Company's cash management system provides for the daily replenishment of major bank accounts for check clearing requirements. Accordingly, outstanding checks of $839 and $1,200 of December 30, 1995 and December 28, 1996, respectively, that had not yet been paid by the bank are reflected in cash and accounts payable in the accompanying consolidated balance sheets.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

  e. Marketable Securities

     Marketable securities include marketable equity securities carried as available-for-sale and are stated at fair market value and unrealized gains or losses on such securities are reflected, net of tax, in stockholders' equity, in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.

  f. Inventories

     Inventories are stated at the lower of fair market value or purchase cost principally determined by the first-in, first-out ("FIFO") method. The elements of finished goods include purchased goods and raw materials, inbound freight, labor and overhead.

  g. Deferred Catalog Costs

     The Company accounts for catalog costs in accordance with AICPA Statement of Position ("SOP") 93-7, Reporting on Advertising Costs. SOP 93-7 requires that the amortization of capitalized advertising costs be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. Catalog production and distribution costs are capitalized and amortized over the periods in which the related revenues are generated, which is approximately three months from the date catalogs are mailed.

  h. Acquisition, Organizational and Start-Up Costs

     Non-recurring and incremental expenditures directly related to acquisition and organization of new business activities are deferred and amortized straight-line over one year. These costs are included in other current assets in the accompanying consolidated balance sheets.

  i. Furniture, Fixtures and Equipment, Net

     Furniture, fixtures and equipment, net are stated at cost. The Company provides for depreciation using the straight-line method in amounts that allocate the cost of furniture, fixtures and equipment over their estimated useful lives ranging from three to seven years. Costs of routine repair and maintenance are expensed as incurred. The Company capitalized $124 in implementation and program instruction costs as part of the implementation of $1,200 fully integrated operations systems. Assets under capital leases were $453 and $1,190 as of December 30, 1995 and December 28, 1996, respectively.

  j. Intellectual and Proprietary Property, Net

     Intellectual and proprietary property, net is amortized using the straight-line method over the estimated useful lives of the assets. Categories of this property and their estimated useful lives include: trademarks - fifteen years; customer lists - five years; and copyrighted artwork and patterns - three years. Effective January 1, 1996, the Company, based on independent study, revised its estimate of the useful life of customer lists from four years to five years, which more appropriately reflects the useful life over which the economic benefits are expected to be received from these assets. The effect of this change to the fiscal year 1996 consolidated statement of operations was $89 after taxes.

  k. Asset Impairment

     The carrying value of tangible and intangible assets is periodically reviewed by the Company and impairments are recognized when the undiscounted value of projected future cash flows less interest is

                      FULCRUM DIRECT, INC. AND SUBSIDIARY
less than their carrying value, in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

  l. Excess of Cost Over Fair Value of Net Assets Acquired

     The excess of the cost of the NewStork acquisition at March 31, 1994, over the fair value of the net assets acquired is being amortized using the straight-line method over twenty years.

  m. Revenue Recognition

     The Company recognizes sales and the related costs of goods sold at the time merchandise is shipped to customers. Shipping and handling fees charged to customers and list rental income are reflected as components of net revenues, respectively, in the accompanying consolidated statements of operations.

  n. Reserve for Returns

     At the time of sale, the Company provides a reserve equal to the gross profit on projected merchandise returns, based on its historical returns experience.

  o. Income Tax Expense

     Income tax expense includes Federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. Deferred income taxes represent temporary differences relating to current and non-current assets and liabilities.

  p. Net Income per Common and Common Equivalent Share

     Primary earnings per common and common equivalent share are computed by dividing net income, after deducting preferred stock dividends, by the weighted average number of common shares outstanding during each period, plus, for all periods presented, the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options and warrants issued during fiscal year 1996, using the treasury stock method as follows:

                                                     PERIOD OF
                                                     MARCH 16,
                                                        1994
                                                    (INCEPTION)             FISCAL YEAR ENDED
                                                      THROUGH        --------------------------------
                                                    DECEMBER 31,     DECEMBER 30,      DECEMBER 28,
                                                        1994             1995              1996
                                                    ------------     ------------     ---------------
Weighted average shares of common stock
  outstanding.....................................    2,860,274        3,600,000          5,596,638
Common equivalent shares calculated using treasury
  stock method....................................    1,521,373        1,521,373          1,452,868
                                                     ----------       ----------         ----------
Total shares for income per share calculation.....    4,381,647        5,121,373          7,049,506
                                                     ==========       ==========         ==========

Net income per common and common equivalent share on a fully diluted basis is only applicable in fiscal year 1996, and such calculation does not change net income on a primary basis.

  q. Financial Statement Preparation and Presentation

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

                      FULCRUM DIRECT, INC. AND SUBSIDIARY
assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For additional information, see "Risk Factors" included elsewhere in this Prospectus.

     Certain amounts in the prior periods have been reclassified to conform to the current year consolidated financial statement presentation.

  r. Accounting for Stock-Based Compensation

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its Management Team Equity Plan ("the Option Plan"). SFAS No. 123 was issued by the Financial Accounting Standards Board in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. The Company has adopted the disclosure - only provisions of SFAS No. 123. See Note 5 -- Employee Benefits. Stock options granted under the Option Plan have been issued at or above fair market value of the Company's common stock at the date of grant. Accordingly, no compensation expense has been recognized with respect to the Option Plan.

  s. Seasonal and Quarterly Fluctuations

     The Company's business is subject to seasonal fluctuations. Given the Company's historical results, management anticipates that the majority of the Company's net revenues will be derived from the Fall and Holiday seasons. As a result, the Company expects its sales and results of operations to be generally lower in the first and second quarters than in the third and fourth quarters of each fiscal year, which include back-to-school and holiday purchases. Accordingly, results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarters.

  t. Accounting Pronouncements Not Yet Adopted

     The FASB issued SFAS No. 128 Earnings Per Share which is effective for calendar years beginning December 15, 1997 at which time it will require restatement of prior year earnings per share calculations. The Company has not yet determined or quantified the effect of SFAS No. 128. The Company does not anticipate that there will be a material difference between fully diluted earnings per share as presented and diluted earnings per share calculated in accordance with SFAS No. 128.

(3) LINES OF CREDIT AND LONG-TERM DEBT:

                                                                     DECEMBER        DECEMBER
                                                                        30,             28,
                                                                       1995            1996
                                                                    -----------     -----------
Subordinated debt, net of discount, effective interest at 12.5%, due October 2003, $3,000 principal repayment due upon completion
  of an initial public offering...................................    $    --         $ 8,868
Line of credit, variable interest, due May 1998, secured by assets
  of the Company and guaranteed by a related party................        366           1,661
Capitalized lease obligations with interest at 6.9% to 11.7%, due
  1999 to 2001 secured by certain assets and in certain instances,
  guaranteed by related parties and officers of the Company.......        465           1,416
8.25% leasehold improvement note, due August 2001, secured by
  assets of the Company and guaranteed by a related party.........         --             235
                                                                        -----          ------
                                                                          831          12,180
Less: Current portion of long-term debt...........................       (129)           (426)
                                                                        -----          ------
Total long-term debt..............................................    $   702         $11,754
                                                                        =====          ======

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

     At December 30, 1995 and December 28, 1996, there were $4,820 and $0 of short-term borrowings outstanding, respectively, comprised of lines of credit payable to related parties and a bank. The weighted average interest rate in 1995 was 13.4%.

     On October 21, 1996, the Company entered into a subordinated debt agreement with Whitney Subordinated Debt Fund, L.P. ("WSDF") for $10,000 in outstanding principal, a stated interest rate of 10.101%, due October 21, 2003. A $3,000 principal repayment must be made within five days of completion of an initial public offering by the Company. A warrant valued at $1,156 was issued in connection with the subordinated debt, resulting in an effective interest rate on the subordinated debt of 12.5%.

     On December 28, 1996, the Company entered into an agreement with a bank to expand its credit facility, effective January 1, 1997. The $10,000 credit facility, which may be increased to $15,000 and extended to May 1999, at the bank's discretion, provides for a secured line of credit which can be used to borrow against or for the purpose of issuing standby and commercial letters of credit and is secured by assets of the Company. The secured line expires May 1998, and bears interest rates of 0.5% over the bank's corporate base rates or 3.1% above LIBOR. As of December 28, 1996, outstanding borrowings on the line of credit were $1,700 and outstanding letters of credit totaled $1,000. The maximum amount of this facility that may be used for letters of credit is $2,000.

     The credit facility and subordinated debt agreement contain restrictions which, among other things, require maintenance of certain financial ratios (which are effective for fiscal year 1997 and change quarterly), restrict encumbrance of assets and creation of other indebtedness.

     Scheduled maturities of long-term debt and capitalized lease obligations are as follows:

                                   FISCAL YEARS
        -------------------------------------------------------------------
        1997...............................................................  $   426
        1998...............................................................    2,132
        1999...............................................................      443
        2000...............................................................      251
        2001...............................................................       60
        After 2001.........................................................   10,000
                                                                              ------
                                                                              13,312
        Less: unamortized original issue discount on subordinated debt.....   (1,132)
                                                                              ------
                                                                             $12,180
                                                                              ======

(4) COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Company leases its recently expanded headquarters, call center and distribution center under an operating lease expiring December 31, 2006 with a related party. The Company intends to use net proceeds from the proposed initial public offering to purchase its headquarters, call center and distribution center. See Note 12 -- Subsequent Events (Unaudited). A summary of commitments for all noncancellable minimum rental payments as of December 28, 1996 are as follows:

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

                                   FISCAL YEARS
        -------------------------------------------------------------------
        1997...............................................................  $ 1,217
        1998...............................................................    1,259
        1999...............................................................    1,226
        2000...............................................................    1,030
        2001...............................................................      863
        After 2001.........................................................    3,343
                                                                              ------
                                                                             $ 8,938
                                                                              ======

     Rental expense for the period from March 16, 1994 (inception) through December 31, 1994 and for the fiscal years ended December 30, 1995 and December 28, 1996 was $124, $189 and $520, respectively.

     The Company has an agreement commencing September 1996 with AT&T to purchase certain communication services through September 1999, which agreement may be renegotiated or terminated by the Company upon a third-party offer to provide such services at a lower cost.

(5) EMPLOYEE BENEFITS:

     The Company has a 401(k) plan for eligible employees. This plan allows eligible employees to defer portions of their current compensation up to 10%. The Company then matches up to 6% of the employee's deferred compensation. Employee contributions are vested immediately. Employer contributions vest on a graduated basis, with full vesting achieved at the end of five years. The Company's contributions for the period from March 16, 1994 (inception) through December 31, 1994 and for the years ended December 30, 1995 and December 28, 1996 were not significant.

     The Company adopted its non-qualified Option Plan on October 18, 1996. A total of 765,000 shares of common stock are reserved for issuance of options under the Option Plan. A total of 375,250 options were outstanding under the Option Plan as of December 28, 1996. The exercise price of all stock options granted through December 28, 1996 is $5.00 per share. Such options expire in ten years from date of grant and vest over a five-year period. None of these options were vested at December 28, 1996. The effect on income of these options calculated in accordance with SFAS No. 123. was immaterial in fiscal year 1996.

(6) SUPPLEMENTARY CONSOLIDATED BALANCE SHEET DATA:

  a. Receivables

     Receivables consist of:

                                                            DECEMBER 30,     DECEMBER 28,
                                                                1995             1996
                                                            ------------     ------------
        Credit card.......................................     $  194          $    328
        Integrated programs...............................         --               250
        Customer list rental..............................        148               138
        Related companies, net (See Note 10 -- Related
          Party Transactions).............................      1,225               185
        Other.............................................        110               156
                                                               ------           -------
                                                               $1,677          $  1,057
                                                               ======           =======

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

  b. Inventories

     Inventories consist of:

                                                            DECEMBER 30,     DECEMBER 28,
                                                                1995             1996
                                                            ------------     ------------
        Finished goods....................................     $4,296          $ 10,037
        Work in process...................................        564               594
        Raw materials.....................................      2,177             1,901
                                                               ------           -------
                                                               $7,037          $ 12,532
                                                               ======           =======

  c. Other Current Assets

     Other current assets consist of:

                                                            DECEMBER 30,     DECEMBER 28,
                                                                1995             1996
                                                            ------------     ------------
        Japanese advertising costs........................      $ --            $  450
        Playclothes acquisition, organizational and
          start-up costs..................................        --               338
        Inventory deposits................................       126                75
        Prepaid expenses and other........................       132               224
                                                                ----            ------
                                                                $258            $1,087
                                                                ====            ======

     The Company is in the process of negotiating a joint venture with a Japanese partner to develop a wholesale business in Japan. Advertising costs to increase brand awareness were incurred in 1996 to positively impact the start-up of the Japan wholesale business in fiscal 1997. These costs have been capitalized and are expected to be amortized over a period of no longer than 12 months or may become part of the Japanese joint venture capitalization, of which final terms have not yet been finalized.

  d. Furniture, Fixtures and Equipment, Net

     Furniture, fixtures and equipment, net consist of:

                                                            DECEMBER 30,     DECEMBER 28,
                                                                1995             1996
                                                            ------------     ------------
        Computer equipment................................     $  762           $1,579
        Computer software.................................        219              958
        Furniture and equipment...........................        273              790
        Leasehold improvements............................          9              300
                                                               ------           ------
                                                                1,263            3,627
        Less: Accumulated depreciation and amortization...       (304)            (759)
        Add: Assets not yet in service....................        290              487
                                                               ------           ------
                                                               $1,249           $3,355
                                                               ======           ======

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

  e. Intellectual and Proprietary Property, Net

     Intellectual and proprietary property, net consists of:

                                                            DECEMBER 30,     DECEMBER 28,
                                                                1995             1996
                                                            ------------     ------------
        Customer lists....................................     $2,190           $4,214
        Trademarks........................................         --              349
        Copyrighted artwork and patterns..................         29               89
                                                              -------           ------
                                                                2,219            5,352
        Less: Accumulated amortization....................       (347)            (931)
                                                              -------           ------
                                                               $1,872           $4,421
                                                              =======           ======

  f. Other Assets

     Other assets include deferred financing costs relating to the Company's subordinated debt issuance and the excess of cost over fair value of net assets acquired, net of amortization related to the purchase of NewStork. Other assets consist of:

                                                             DECEMBER        DECEMBER
                                                                30,             28,
                                                               1995            1996
                                                            -----------     -----------
        Deferred financing costs..........................     $  --           $ 663
        Excess of cost over fair value of net assets
          acquired........................................       235             235
        Less: Accumulated amortization....................       (30)            (41)
                                                                 ---             ---
                                                               $ 205           $ 857
                                                                 ===             ===

(7) SUPPLEMENTARY STATEMENTS OF OPERATIONS DATA:

  a. Other Income

                                                  PERIOD OF
                                                  MARCH 16,
                                                     1994
                                                 (INCEPTION)         FISCAL YEAR ENDED
                                                   THROUGH      ---------------------------
                                                 DECEMBER 31,   DECEMBER 30,   DECEMBER 28,
                                                     1994           1995           1996
                                                 ------------   ------------   ------------
        State job training program
          incentives...........................      $ --           $ 90           $500
        Gain on sale of marketable
          securities...........................        --              9            347
        Dividend income........................        --             60             15
        Miscellaneous income...................        52             18              4
                                                     ----           ----            ---
                                                     $ 52           $177           $866
                                                     ====           ====            ===

     The State of New Mexico granted to the Company more than $2,000 for training of new employees through December 1997. The Company utilized $32 and $500 in fiscal years 1995 and 1996, respectively. The Company has $1,123 of the grant available for use in fiscal year 1997.

     In May 1996, the Company sold marketable securities for $1,650, resulting in a realized gain of $347.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

  b. Other Expenses

                                              PERIOD OF
                                              MARCH 16,
                                                 1994
                                             (INCEPTION)            FISCAL YEAR ENDED
                                               THROUGH        -----------------------------
                                             DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                 1994             1995             1996
                                             ------------     ------------     ------------
        Relocation of operations...........     $   --           $   --           $ (243)
        Miscellaneous expense..............       (112)              (1)             (10)
                                                 -----              ---            -----
                                                $ (112)          $   (1)          $ (253)
                                                 =====              ===            =====

(8) INCOME TAXES:

     Income tax expense on income consists of the following:

                                              PERIOD OF
                                              MARCH 16,
                                                 1994
                                             (INCEPTION)            FISCAL YEAR ENDED
                                               THROUGH        -----------------------------
                                             DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                 1994             1995             1996
                                             ------------     ------------     ------------
        Current:
          Federal..........................      $ --             $ --             $ --
          State............................        --               --               --
                                                                                     --
                                                  ---              ---
          Total current....................        --               --               --
                                                                                     --
                                                  ---              ---
        Deferred:
          Federal..........................        67              129              340
          State............................        12               22               20
                                                                                     --
                                                  ---              ---
          Total deferred...................        79              151              360
                                                                                     --
                                                  ---              ---
        Total income tax expense...........      $ 79             $151             $360
                                                  ===              ===               ==

     Actual tax expense differs from the "expected" tax expense on income computed by applying the Federal corporate income tax rate of 34%, to pretax net income of the Company as follows:

                                              PERIOD OF
                                              MARCH 16,
                                                 1994
                                             (INCEPTION)            FISCAL YEAR ENDED
                                               THROUGH        -----------------------------
                                             DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                 1994             1995             1996
                                             ------------     ------------     ------------
        Computed "expected" tax expense....      $ 58             $160             $331
        Adjustments in income taxes
          resulting from:
          Amortization of goodwill.........         7                4                3
          State income taxes...............        12               22               20
          Adjustment of deferred income
             taxes.........................        --              (35)              --
          Other............................         2               --                6
                                                                                     --
                                                  ---              ---
        Income tax expense.................      $ 79             $151             $360
                                                  ===              ===               ==

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

     Deferred tax (liabilities) assets were comprised of the following:

                                                             DECEMBER        DECEMBER
                                                                30,             28,
                                                               1995            1996
                                                            -----------     -----------
        Deferred tax assets:
          Reserve for returns.............................    $   136         $   211
          Inventory reserves..............................        158             375
          Net operating loss..............................        730             988
          Other...........................................         71               4
                                                                -----           -----
          Total gross deferred tax assets.................      1,095           1,578
                                                                -----           -----
        Less valuation allowance:
          Federal.........................................         --              --
          State...........................................        (29)            (18)
                                                                -----           -----
          Total valuation allowance.......................        (29)            (18)
                                                                -----           -----
        Deferred tax assets, net..........................      1,066           1,560
                                                                -----           -----
        Deferred tax liabilities:
          Basis differences in furniture, fixtures and
             equipment and intellectual and proprietary
             property.....................................       (769)         (1,633)
          Unrealized gain on available-for-sale marketable
             securities under SFAS No. 115................        (90)             --
          Other...........................................        (39)            (28)
                                                                -----           -----
          Total gross deferred tax liabilities............       (898)         (1,661)
                                                                -----           -----
        Deferred tax (liability) assets, net..............    $   168         $  (101)
                                                                =====           =====

     The Company had net tax operating loss carryforwards ("NOLs") of $2,499 (none for financial reporting purposes), at December 28, 1996. These NOLs expire as follows:

                                   FISCAL YEARS
                --------------------------------------------------
                   2006                                               $  243
                   2007                                                  160
                   2008                                                  375
                   2009                                                   53
                   2010                                                  782
                   2011                                                  886
                                                                      $2,499

     The Company is currently appealing an IRS ruling that, if the appeal is unsuccessful, would reduce the Company's NOLs by no more than approximately $500.

(9) STOCKHOLDERS' EQUITY:

     As of December 30, 1995, the Company had 1,000 shares common stock, $0.01 par value per share, authorized, issued and outstanding. On October 17, 1996, the Company amended its Certificates of Incorporation to increase the number of shares of common stock from 1,000 shares to 10,000,000 shares. On October 18, 1996, the Company's common stock was split at a ratio of 3,600:1. This stock split has been reflected in the accompanying consolidated financial statements on a retroactive basis for all periods presented.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

     As of December 30, 1995, the Company had 100,000 shares of preferred stock, $0.01 par value per share, authorized, of which 30,000 shares had been designated Series A Preferred Stock ("Series A Preferred Stock") and were issued and outstanding. The Series A Preferred Stock, with a fixed dividend of 12.0% per annum, was convertible into common stock at negotiated conversion rates and was, subject to certain restrictions, callable by the Company and puttable by the holders. On December 31, 1995, the Board of Directors designated an additional 22,000 shares of the Series A Preferred Stock, bringing total authorized Series A Preferred Stock to 52,000 shares, and designated 35,000 shares of Series B Preferred Stock ("Series B Preferred Stock"). The Series B Preferred Stock, with a fixed dividend of 12.0% per annum, was also callable by the Company.

     In 1995, the Company sold 30,000 shares of Series A Preferred Stock to a related party for $100 per share. In 1996, the Company converted the entire amount of the debt related to the 12.0% line of credit due to a related party to 8,196 shares, and sold an additional 10,986 shares, of Series B Preferred Stock for $100 per share. In May 1996, the Company also converted $500 of debt related to the 18% line of credit due to a related party to 5,000 shares of Series A Preferred Stock for $100 per share. See Note 3 -- Lines of Credit and Long-Term Debt. In 1996, the Company also sold an additional 16,125 shares of Series A Preferred Stock at $100 and $105 per share, as the case may be, to certain related parties and other individuals and sold 12,285 shares of the Series B Preferred Stock for $105 per share. Of the shares of preferred stock, 4000 shares of Series A Preferred Stock and all shares of the Series B Preferred Stock were called on October 21, 1996. The remaining 17,125 shares of Series A Preferred Stock were converted into common stock on October 21, 1996 at conversion rates of 60:1 or 36:1, as the case may be. Quarterly dividends were declared and paid through October 21, 1996 for both the Series A Preferred Stock and the Series B Preferred Stock. Total dividends paid in fiscal year 1995 and 1996 were $60 and $583, respectively.

     On January 1, 1996, the Company granted a warrant to purchase 600,000 shares of the Company's common stock to FCPLP. Senior management of the Company own, or have options to purchase, the partnership interests of FCPLP. On October 21, 1996, this warrant agreement was amended and restated, to give effect to the stock split, with the principal terms unchanged. This warrant expires on December 31, 2005 and may be exercised at $1.00 per share at the earlier of (i) October 21, 1998 or (ii) completion of an initial public offering.

     Effective October 21, 1996, Whitney Equity Partners, L.P. ("WEP") purchased from the Company 394,385 shares of common stock and a warrant to purchase 121,350 shares of the Company's common stock. This warrant is exercisable immediately at $8.24 per share, expires October 21, 2006 and was valued at $347 (the "WEP Warrant"). WEP also received an option to purchase a 10.5% interest in Fulcrum Retail, Inc., a related party, which was valued at $150. Additionally, on October 21, 1996, the Company granted to WSDF, in connection with the subordinated debt, a warrant expiring October 21, 2006, to purchase 405,460 shares of the Company's common stock (the "WSDF Warrant"). The WSDF Warrant may be exercised at $0.01 per share at the earlier of (i) October 21, 1998 or (ii) completion of an initial public offering. This warrant was estimated to have a fair value at date of issuance of $1,156 which was recorded to additional paid-in capital and as original issue discount on the related subordinated debt.

     Additional paid-in capital of $2,274 was returned by the Company to FCPLP during fiscal year 1996.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

(10) RELATED PARTY TRANSACTIONS:

  a. Receivables

     As of December 30, 1995 and December 28, 1996, the Company had net receivables from related parties of $1,225 and $335, respectively, resulting from the sale by Fulcrum of certain discontinued inventory or damaged inventory for retail sale or liquidation and miscellaneous operating charges paid by Fulcrum and billed to the appropriate related entity. The Company's policy is to sell such inventory at a price that the Company believes is fair market value, which generally ranges from 50% to 100% of cost, and is to be paid within standard industry terms. Sales of such inventory totaled $484 and $547 during fiscal years 1995 and 1996, respectively. There were no sales to the related retail company in 1994. During fiscal year 1996, the Company reduced related party receivables by $1,752, which was accounted for as a return of capital.

  b. Tradenames

     Immediately after the purchase of NewStork in March, 1994, ownership of the After the Stork brand name and various other trademarks were assigned to FCPLP at book value as a return of capital and contributed to Fulcrum Brands L.P., a Delaware limited partnership and a related party ("Brands"). The Company has agreed to pay Brands an annual fee equal to .05% of the Company's net revenues, as defined, as a license fee for use of the trademarks owned by Brands. Payments made to Brands relating to the trademark fees in fiscal periods 1994, 1995 and 1996 were not significant. All of the Company's trademarks and trademark applications are held by Brands, except for those related to Playclothes. Upon completion of the proposed initial public offering, the Company expects to exercise an option to purchase from Brands all of the trademarks and trademark applications used by Fulcrum for $1,750, less royalties paid under the trademark agreement. See Note 12 -- Subsequent Events (Unaudited).

  c. Facility

     The Company leases its 145,000 square foot headquarters, call center and distribution center from Fulcrum Properties L.P., a Delaware limited partnership and a related party ("Properties"). This operating lease was effective January 1, 1996 and expires December 31, 2005. Rent expense for fiscal year 1996 was $455, which related to the lease of the 80,000 square feet then in existence. The building has since been expanded to meet Fulcrum's growth. The Company expects to enter into a purchase agreement with Properties pursuant to which, upon completion of the proposed initial public offering, the Company will purchase all of Properties' rights in the facility for anticipated aggregate consideration of $2,500 plus assumption of $5,600 of mortgage financing and related interest rate swap agreements. See Note 12 -- Subsequent Events (Unaudited).

  d. Advisory Agreement

     FCPLP entered into an advisory agreement with the Company dated April 1, 1994, as amended January 1, 1996 (the "Advisory Agreement"). The Advisory Agreement, which expires December 31, 2005, provides for an advisory fee to be paid by the Company to FCPLP for professional strategic advisory services. The fee is the greater of (i) $50 or (ii) 2% of the consideration paid for an acquisition, as adjusted, as defined in the Advisory Agreement. On December 31, 1996, the Company received, in connection with the Playclothes acquisition, $50 for services rendered to the Company, which was paid in 6,068 shares of common stock (valued at $8.24 per share, estimated fair value as of December 31, 1996). No fees were paid during fiscal periods 1994, 1995 and 1996.

                      FULCRUM DIRECT, INC. AND SUBSIDIARY

(11) LITIGATION:

     The Company is a party to litigation in the normal course of business. Management, on the advice of counsel, believes that a material adverse outcome of any pending litigation is unlikely.

(12) SUBSEQUENT EVENTS (UNAUDITED):

     The Company is contemplating filing a registration statement in anticipation of an initial public offering. As of February 28, 1997, proceeds from the proposed offering are unknown.

     The Company intends to use the net proceeds from any such offering to (i) repay $3,000 principal amount of subordinated debt, (ii) purchase certain intellectual property owned by Brands for approximately $1,750, (iii) purchase certain real estate owned by Properties for approximately $2,500 in cash, plus assumed liabilities, (iv) fund potential acquisitions and (v) provide working capital and for general corporate purposes.

=========================================================

     NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Recent Developments......................    6
Risk Factors.............................    7
Use of Proceeds..........................   15
Dividend Policy..........................   15
Capitalization...........................   16
Dilution.................................   17
Selected Consolidated Financial Data.....   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   19
Business.................................   26
Management...............................   38
Certain Relationship and Related
  Transactions...........................   44
Principal Stockholders...................   47
Description of Capital Stock.............   49
Shares Eligible for Future Sale..........   53
Underwriting.............................   55
Legal Matters............................   56
Experts..................................   56
Additional Information...................   57
Index to Consolidated Financial
  Statements.............................  F-1

                               ------------------

     UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
=========================================================

============================================================
                                2,500,000 SHARES
                                     [LOGO]
                              FULCRUM DIRECT, INC.
                                  COMMON STOCK
                            -----------------------
                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST

                            PAINEWEBBER INCORPORATED

                         ROBERTSON, STEPHENS & COMPANY
                                           , 1997
=========================================================

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

        SEC registration fee..............................................  $ 10,455
        NASD filing fee...................................................     3,950
        Nasdaq National Market original listing fee.......................    17,500
        Blue sky fees and expenses (including attorneys' fees and
          expenses).......................................................    10,000
        Printing and engraving expenses...................................    75,000
        Transfer agent's fees and expenses................................    15,000
        Accounting fees and expenses......................................    75,000
        Legal fees and expenses...........................................   250,000
        Miscellaneous expenses............................................   193,095
                                                                            ----------
                  Total...................................................  $650,000
                                                                            ==========

     All amounts are estimated except for the SEC registration fee and the NASD filing fee.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is incorporated under the laws of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     The Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

     In that regard, the Amended and Restated Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enter-prise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Over the past three years, the Company has sold shares of its capital stock as follows in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

SERIES A PREFERRED STOCK, PAR VALUE $.01 PER SHARE

     Shares of Series A Preferred Stock were sold to certain officers, directors and affiliates of the Company and certain other individuals (fewer than 20 persons) on the following dates:

                                            AGGREGATE
      DATE           NUMBER OF SHARES     PURCHASE PRICE
-----------------    ----------------     --------------
October 1, 1995           20,000(1)         $2,000,000
November 1, 1995          10,000(1)          1,000,000
January 1, 1996            3,000(2)            300,000
January 1, 1996            1,500(2)            150,000
May 1, 1996                5,000(2)            500,000
May 1, 1996                  600(2)             60,000
June 1, 1996               1,000(2)            100,000
June 1, 1996               1,665(2)            174,825
June 1, 1996                 335(2)             35,175
June 1, 1996               1,000(2)            100,000
June 1, 1996               1,500(2)            150,000
July 1, 1996               2,500(2)            250,000
July 1, 1996                 500(2)             50,000
July 1, 1996               1,000(2)            100,000
July 1, 1996                 400(2)             40,000
July 1, 1996                 500(2)             50,000
July 1, 1996                 250(2)             25,000
July 1, 1996                 125(2)             12,500
July 1, 1996                 125(2)             12,500
July 1, 1996                 125(2)             12,500

---------------

(1) Converted into shares of Common Stock on October 21, 1996 at a ratio of 60 shares of Common Stock to one share of Series A Preferred Stock.

(2) Converted into shares of Common Stock on October 21, 1996 at a ratio of 36 shares of Common Stock to one share of Series A Preferred Stock.

SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

     Shares of Series B Preferred Stock were sold to 2 affiliates of the Company on the following dates:

                                            AGGREGATE
      DATE           NUMBER OF SHARES     PURCHASE PRICE
-----------------    ----------------     --------------
January 1, 1996            8,196          $   819,618.59
March 1, 1996              5,029              502,948.39
July 1, 1996              12,285            1,289,925.00
September 1, 1996          5,957              595,739.77

     All shares of Series B Preferred Stock were redeemed by the Company on October 21, 1996.

COMMON STOCK

     On October 21, 1996, the Company issued to Fulcrum Capital Partners L.P. ("FCP") a warrant to purchase 600,000 shares of Common Stock at an exercise price equal to $1.00 per share at any time until January 1, 2006. In addition on December 31, 1996, the Company issued 6,068 shares of its Common Stock to FCP as payment for a $50,000 fee owed to FCP in connection with certain advisory services.

     On October 21, 1996, the Company sold to Whitney Equity Partners, L.P. 394,385 shares of Common Stock and a warrant to purchase 121,350 shares of Common Stock for an aggregate price of $2,000,000.

SUBORDINATED DEBT

     On October 21, 1996, the Company sold to Whitney Subordinated Debt Fund, L.P. a senior subordinated promissory note due 2003 in the principal amount of $10,000,000 for a price of $9,500,000 and a warrant to purchase 405,460 shares of Common Stock for a price of $500,000.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS:

EXHIBIT
NUMBER                                          DESCRIPTION
------       ----------------------------------------------------------------------------------
  1.1    --  Form of Underwriting Agreement*
  3.1    --  Restated Certificate of Incorporation of Fulcrum Direct, Inc.*
  3.2    --  By-Laws of Fulcrum Direct, Inc.*
  4.1    --  Form of certificate representing the shares of Common Stock*
  5.1    --  Opinion of Kirkland & Ellis*
 10.1    --  Employment Agreement, dated October 21, 1996, between Fulcrum Direct, Inc. and
             Michael G. Lederman
 10.2    --  Employment Agreement, dated October 21, 1996, between Fulcrum Direct, Inc. and
             Scott A. Budoff
 10.3    --  Revolving Credit Facility Agreement, dated as of January 1, 1997, among Fulcrum
             Direct, Inc. and Sunwest Bank
 10.4    --  Securities Purchase Agreement, dated as of October 21, 1996, among Fulcrum Direct,
             Inc., Whitney Subordinated Debt Fund, L.P. and Whitney Equity Partners, L.P.
 10.5    --  Side Letter Agreement, dated October 21, 1996, between Fulcrum Direct, Inc. and
             Whitney Subordinated Debt Fund, L.P.
 10.6    --  Senior Subordinated Promissory Note, dated as of October 21, 1996, between Fulcrum
             Direct, Inc. as borrower and Whitney Subordinated Debt Fund, L.P.

EXHIBIT
NUMBER                                          DESCRIPTION
------       ----------------------------------------------------------------------------------
 10.7    --  Common Stock Purchase Warrant, dated as of October 21, 1996, between Fulcrum
             Direct, Inc. and Whitney Subordinated Debt Fund, L.P.
 10.8    --  Common Stock Purchase Warrant, dated as of October 21, 1996, between Fulcrum
             Direct, Inc. and Whitney Equity Partners, L.P.
 10.9    --  Common Stock Purchase Warrant, dated as of January 1, 1996, between Fulcrum
             Direct, Inc. and Fulcrum Capital Partners, L.P.
 10.10   --  Management Team Equity Plan, adopted as of October 21, 1996, by Fulcrum Direct,
             Inc., including related form of option agreement.*
 10.11   --  Stockholders' Agreement, dated as of October 21, 1996, by and among Fulcrum
             Direct, Inc. and certain of its Stockholders
 10.12   --  Advisory Agreement, dated as of April 1, 1994, as amended, by and between Fulcrum
             Direct, Inc. and Fulcrum Capital Partners L.P.
 10.13   --  Fulcrum Retail Option Agreement, dated as of October 21, 1996, between Whitney
             Equity Partners, L.P. and Fulcrum Retail, Inc.*
 10.14   --  Amended and Restated Trademark License and Option Agreement, dated as of October
             21, 1996, by and between Fulcrum Brands L.P. and Fulcrum Direct, Inc.
 10.15   --  Greenberg Loan Agreement, dated as of June 31, 1995, by and among Arnold
             Greenberg, and Herbert Greenberg (as trustees for Michael Greenberg, Susan
             Greenberg and Robin Greenberg) as lenders and NewStork, Inc. as borrower
 10.16   --  Industrial Revenue Bond Property Lease, dated as of December 27, 1995, by and between the city of Rio Rancho, New Mexico and Property Bond Purchaser, Inc.*
 10.17   --  Industrial Revenue Bond Property Lease, dated as of December 23, 1996, by and between the city of Rio Rancho, New Mexico and Property Bond Purchaser, Inc.*
 10.18   --  Lease Agreement, dated as of December 27, 1995, by and between the city of Rio
             Rancho, New Mexico and Fulcrum Properties L.P.*
 10.19   --  Lease and Option Agreement, dated as of August 11, 1995, by and between Fulcrum
             Direct, Inc. and Fulcrum Properties L.P.*
 10.20   --  Fulcrum Direct, Inc. Employees Savings Trust 401(K) profit sharing plan.*
 10.21   --  Playclothes Acquisition Agreement, dated as of June 30, 1996, by and between
             Fulcrum Direct, Inc., and Childcraft, Inc.
 10.22   --  Catalog Agreement, dated April 25, 1995, by and between Regal Greetings & Gifts
             Inc. and Childcraft, Inc.
 21.1    --  Subsidiaries of the Company
 23.1    --  Consent of Arthur Andersen LLP
 23.2    --  Consent of Kirkland & Ellis (to be included in the opinion to be filed as Exhibit
             5.1)*
 24.1    --  Powers of Attorney (included on the signature page of this Part II)
 27.1    --  Financial Data Schedule

------------------------------
* To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES:

         Not applicable

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offerings thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio Rancho, State of New Mexico on March 10, 1997.

                                          FULCRUM DIRECT, INC.

                                          By:     /s/ MICHAEL G. LEDERMAN

                                            ------------------------------------
                                          Name: Michael G. Lederman
                                          Title: Chairman and Chief Executive
                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael G. Lederman and Scott A. Budoff, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Fulcrum Direct, Inc.), to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed on March 10, 1997, by the following persons in the capacities indicated with respect to Fulcrum Direct, Inc.:

                SIGNATURE                                        CAPACITY
------------------------------------------    -----------------------------------------------

         /s/ MICHAEL G. LEDERMAN              Chairman, Chief Executive Officer and Director
------------------------------------------    (Principal Executive Officer)
           Michael G. Lederman

           /s/ SCOTT A. BUDOFF                President, Chief Operating Officer, Secretary
------------------------------------------    and Director
             Scott A. Budoff

            /s/ CARRIE K. COLE                Chief Financial Officer and Vice President
------------------------------------------    (Principal Financial and Accounting Officer)
              Carrie K. Cole

           /s/ ARNOLD GREENBERG               Director
------------------------------------------
             Arnold Greenberg

          /s/ RAY E. NEWTON, III              Director
------------------------------------------
            Ray E. Newton, III

      /s/ PATRICK K. SULLIVAN, M.D.           Director
------------------------------------------
        Patrick K. Sullivan, M.D.

             /s/ HOWARD UNGER                 Director
------------------------------------------
               Howard Unger